UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 31, 2017

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ANNUAL REPORT

AND FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

Annual Report as of the year ended December 31, 2016(1)

1.

Letter to our Shareholders, Customers, Employees and Suppliers

As early as in the beginning of 2016, it was clear to us - Transportadora de Gas del Sur S.A., (hereinafter, “we”, “TGS” or “the Company”)- that we would have to make every effort to get back on track towards our sustainable development path and thus lay the foundations for our future growth. As providers of such an essential public service as natural gas transportation and being in charge of the processing of natural gas liquefiable hydrocarbons –both crucial factors in our country’s sustainable development-, we can boast of an outstanding history, rich in experiences.

Throughout the 2016, we continued with our struggle to make authorities aware of the need to restore to the transportation system its capacity to meet future national gas demands, after fifteen years without tariff adjustments. We intensified our efforts to mitigate the effects of the Liquids business’ adverse situation derived from still low international prices and increasing natural gas costs and we focused our strategy on devising new business opportunities that may contribute to our growth and our long-term sustainability.

The main highlights that delineated our path in the 2016 are detailed in the following paragraphs.

Our performance in 2016

Two major events shaped a challenging scenario that presented great opportunities for our Company’s growth.

Firstly, national authorities generated great expectations with the outlining of new definitions in energy policies, the cornerstone of sustainable growth, took several macroeconomic measures such as the lifting of the exchange system restrictions, the opening of imports, negotiated an end to the default of our country’s sovereign indebtedness and improved foreign relations, thus showing an intention to fix economic conditions in Argentina.

Secondly, our Company went through an ownership control change that resulted in a shareholding majority held by national capitals, highly committed to the Argentine energy development. In July 2016, Pampa Energía S.A. (“Pampa Energía”) purchased the majority shareholding of Petrobras Argentina S.A. (“Petrobras Argentina”) thus ushering the entrance of economic groups such as  Grupo Inversor Petroquímica S.L., WST S.A. and

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PCTLLC into the capital stock of our controlling company, Compañía de Inversiones de Energía S.A. (“CIESA”).

These changes represent a future promise to strengthen, speed up and increase the efficiency of our processes towards a performance model that creates value for our shareholders, allowing us to reach a reasonable profitability for each business segment and seize new opportunities.

In 2016 and up to the date of the issuance of the present Annual Report, we have seen great progress in the renegotiation of the license that regulates the natural gas transportation segment (the “License”). Specifically, on February 24, 2016 we entered into a Transitory Agreement , the (“2016 Transitory Agreement”) that granted us a transitional 200,1% tariff increase, which allowed us to undertake a demanding mandatory investment plan (the “Investment Plan”) that entails works larger than the works we conducted in 2015. However, this increase could not be fully implemented fully until October 2016, due to the Supreme Court of Justice ruling (the “Ruling”)  that confirmed the invalidity of Resolutions N° 31/2016 and N° 28/2016 (both referred to as “Resolutions 28 and 31”) regarding the tariff increases corresponding to natural gas transportation and distribution to residential users.

In compliance with said Ruling, during the dates ranging from September 16 to September 18, 2016, a Public Hearing was held (the “September Public Hearing”), during which TGS underlined the impact that the sustained increases in operative costs had had on our company’s  economic and financial condition and pointed out that the tariffs in effect could not absorb such increases. It was  mentioned that over the last 15 years, the Wholesale Price Index had gone up by 1,245.9%, the Salaries Index had increased by 1,941.9%, whereas TGS natural gas transportation tariff had only been upgraded by 73.2%. We also highlighted the low incidence of the required natural gas transportation tariff increase on the user’s final cost.

Finally, we requested the approval of a 200.1% tariff increase to be able to finance our Investments Plan, our operating costs and meet the financial obligations until the tariff chart resulting from the Comprehensive Tariff Review comes into effect (“Tariff Review”). It must be noted that said transitory increase does not contemplate a fair and reasonable return on the invested capital. Therefore, we also requested the approval, under the framework of the Tariff Review, of a tariff scheme that can generate enough revenues to ensure the fulfillment of our obligations and a reasonable profitability over the invested capital, thus seeking to encourage investments that guarantee the rendering of reliable and safe services and prepare the pipeline system to meet the demands of the expected economic growth in Argentina.

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As a result of the September Public Hearing, ENARGAS issued Resolution N° 4,054/2016 (“Resolution 4054”), that enabled TGS to invoice the full transitory 200,1% tariff increase without restrictions, though not before October 7, 2016. Thanks to this resolution we will be able to go ahead with the Investments Plan we have undertaken.

Besides, in 2016 we started the Tariff Review process through the entering of a comprehensive agreement (“Comprehensive Agreement”) that had already been subscribed by TGS’s management in October 2011 and 2015 but that has never been signed by the National Government. The main purpose of the Comprehensive Agreement is to restore the natural gas transportation business conditions through a tariff that fairly remunerates the quality service that we have rendered to the country’s energy sector throughout our whole existence, thus being able to balance our economic-financial condition in the long term.

Within this context, on December 2, 2016 we conducted a Public Hearing (“December Public Hearing”) in accordance with the requirements of ENARGAS Resolution N° 4.122/2016, at which the different participants presented their different opinions and arguments in connection with the tariff increase.

In spite of the adverse conditions to which the Liquids Production and Commercialization segment was exposed in most of the 2016 as a consequence of the low international prices that determine the selling price of our processed products, thanks to the coordinated work of different areas we have enhanced this segment’s business margin, thus being able to meet production and sale targets. In this period, the volume of dispatched product showed a slight decrease of 2.9%, adding up to a total of 911,723 tons compared to the 938,748 tons dispatched in 2015.

The marked drop in the Liquids international prices which started in 2014 and continued in 2015, finally started to be reverted by late 2016. Although values are still way lower than the ones observed two years ago, in 2016 we started to see some signs of recovery that allowed us to give some sustainability to this business.

On the other hand, we could close Liquids exports sales agreements for the 2016/2017 summer that have not only improved the  prices compared to the ones obtained by “spot” sales, but that will also provide some short-term certainty regarding the trading of these products.

In the domestic market, in 2016 we continued participating in the program that supplies butane in carafes at subsidized prices, under the framework of Decree Nº 470/2015 (“New Stabilization Agreement”) through which the lowest income sectors are supplied with

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Liquefied Petroleum Gas (“LPG”). We pursued actions to avoid the negative impact that this program has on our business margin.

As in previous years, our participation in these programs forces us to trade these products at prices significantly lower than market values, which under certain conditions result in negative operative margins. It is impossible to keep this situation in the long run and we are conducting talks with the National Government to seek an immediate solution.

Regarding the Propane Gas Supply Agreement for Undiluted Propane Gas Distribution Networks (“Propane for Networks Agreement”), on October 6, 2016 the Ministry of Energy and Mining (also, “MINEM”) issued Resolution N° 212/2016 that set the new propane price to be commercialized under the framework of the Propane for Networks Agreement. Both in connection with this program and the New Stabilization program, the Argentine government committed to pay the participants a compensation, to offset economic losses and significant delays in collections. Finally, for the cancellation of outstanding receivables related to the Propane for Networks agreement in effect as of December 31, 2015, in October 2016 we received Argentine National Bonds in US$ at an 8% annual interest rate, with maturity in 2020 (“BONAR 2020”). Although as of this date the Propane for Networks Agreement receivables corresponding to the year 2016 and the first months of the 2017 have not been paid yet, we are taking steps to regularize this situation.

In connection with our ethane sales to PBB Polisur S.A. (“Polisur”), upon the expiration on December 31, 2015 of the agreement that had regulated these sales for ten years, in spite of an adverse -highly competitive- international context we managed to negotiate an agreement renewal for the period comprised between May 1, 2016 and May 1, 2017, after having to cope with short-term agreements for the prior January-April 2016 period. This agreement guarantees delivery to our single ethane client and grants us sales margins in line with the obtained over the last years. However, it should be mentioned that due to commercial issues, this agreement involves the delivery of lower ethane volumes than the agreement that had expired on December 31, 2015.

Restrictions to the supply of natural gas for Thermal Plant Replenishment (“TPR”) required by the Cerri Processing Plant (hereinafter, “Cerri Complex”) for the liquids business continued during 2016. Volumes added up to 939,423 tons, versus the 924,176 tons produced in 2015.

Regarding the purchase price of the natural gas used as TPR, in spite of the increase in the natural gas price, we managed to obtain fair prices that prevented significant impacts on the operative margins of this segment.

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In the field of “Other Services”, we have closed new deals related to natural gas engineering and operation and maintenance services. We also renewed the agreement for the service of the natural gas compression and treatment service rendered to the operator of the Rio Neuquen hydrocarbon field. This renewal is important as it involves a long -term service, expiring in twenty years. Additionally, in light of the gas field production increase outlook we closed a deal for the installation of two further motor-compressors owned by TGS, which will increase said compression service and bring higher revenues.

Our pipeline system subject to the License adequately met the demand for natural gas transportation, being able to cope with both winter demands and governmental authorities requirements. We must acknowledge the effort and dedication of our operations teams dedicated to maintenance, inspection and prevention tasks, which enabled us to enhance several procedures and achieve savings in operational costs.

Additionally, in 2016 we continued implementing new technologies to identify, assess and control the integrity of our pipeline system to fight threats such as “Stress Corrosion Cracking” (“SCC”) or other defects. We focused on the areas with highest demographic density in the Buenos Aires ring, launching prevention and awareness campaigns that increased the protection of these facilities and their surrounding communities.

Besides, after eight years of non-stop operations, we carried out a total stoppage of the Cerri Complex. This measure allowed us to conduct significant maintenance and inspection tasks involving several equipments and facilities, with positive results thanks to the coordinated efforts of our operations and maintenance staff.

Our commitment with the environment continued to be one of the main cornerstones of our performance and pushed us forward in our pursuit of continuous improvement. In 2016 we obtained the recertification of our Integrated System of Safety, Environment and Quality (“SMAC” according to its initials in Spanish), in accordance with the international standards ISO 14,001, ISO 9,001, and OHSAS 18,001. We also worked on several policies outlining a strategy to generate value for clients, suppliers and the community. Among these measures, we may mention Damage Prevention Programs, Maintenance and Spare Parts Policies that ensure the surveying and management of those assets and processes that we have identified as essential for our Sustainability and social investment endeavors.

Thus, we once more confirm environmental issues as one of our main corporate concerns and renew our dedication to the commitment undertaken years ago, including in our strategy concepts such as Sustainability and Environmental Care. We have enhanced the IT tools of

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our Integrated Management System (“SGI”) to support the management processes and strengthen the Stakeholders Claims area, to speed up the delivery of solutions to both internal and external needs and requirements.

In the area of Sustainable Development, we acknowledge the need to strike a balance between our development and social welfare. Thus, we have based our activities on several programs that guarantee our involvement in diverse stakeholder groups. In 2016 we undertook a commitment towards the comprehensive development of sustainability, following the guidelines of the Sustainable Development Goals (SDGs) initiative.

We maintained the value proposal we offer to our employees. For such purposes, we implemented several policies aimed at strengthening the concept of” belonging”, making TGS one of the best companies to work for in Argentina, according to “Great Place to Work” surveys. We conducted collective salary bargaining meetings with satisfactory results, with no union conflicts or working day losses. This was attributable to the openness to dialogue shown by each of the parties, which constitutes a further proof of our TGS team’s commitment.

In the financial arena, we continued with our risk management policy aimed at minimizing the impact of exchange rate fluctuations on the liabilities we contracted to finance the acquisition of our assets, which mainly correspond to the natural gas transportation segment, Thus, in 2016 we settled with positive effects the United States dollars hedge transactions conducted to cover exposure to this risk. We also adapted our fund collocation strategy in order to invest in higher yield instruments, keeping a low credit risk and a high liquidity level. On November 14, 2016 we redeemed all the bonds that expire in May 2017.

Finally, and true to our resolution to keep seizing business opportunities on September 27, 2016 we entered into an agreement with Pampa Energía S.A. related to a US$ 74.8 million financial lease, which will extend over a ten-year term. The purpose of this agreement was the acquisition of property, plant and equipment located in the Río Neuquén hydrocarbon fields, which will allow us to expand our midstream services in said field.

Our Outlook to the future

The future of natural gas as our country’s main fuel gets stronger and stronger every year. The National Government’s new policies and measures are laying the foundations for the restoration of the energy sector, of vital importance in our country’s future growth. Our strategy is to position TGS at the forefront of the sector, playing a leading role in Argentina’s growth and development.

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Our main goal is to achieve a reasonable profitability for each of our business segments and offer value to our clients and the communities where we operate, always towards the final objective of ensuring the sustainability of the public service we render.

The starting point of this was the beginning of the Tariff Review during the year 2016, which was consolidated last December 2 with the holding of the respective December Public Hearing. For these purposes, we designed an ambitious Investments and Expenses Plan for the five- year term comprising 2017- 2021. This will ensure that the pipeline system can meet the needs derived from the development of gas fields in our country.

In 2017 we will focus on fulfilling the five-year plan mentioned above. This will allow us to develop a natural gas transportation service that is reliable and safe, attributes that have distinguished our operations in our twenty-four years of existence.

The global scenario in the Liquids segment presents us with major challenges given its current complex situation determined by the higher cost of natural gas in Argentina and the slowdown of worldwide economies, both of which affect the competitiveness of our products. Thus, our strategy will be focused on enhancing our product mix, giving priority to those products and distribution channels that offer wider margins and maximizing access to TPR at reasonable costs. Thus, an efficient management of our assets will be crucial, to ensure a coordinated, safe and efficient operation.

In the more challenging scenario presented by the Other services and Telecommunications segment, we will strive to develop attractive businesses that allow us to anticipate to our clients’ needs, showing them the excellence with which we can render services and thus meeting their needs.

We are aware that our human capital is a main axis in our future strategy, so we have defined a talent and know-how management strategy that relates the company’s goals to our Vision, Mission and Values and also involves the coordination of tasks through the management of business per process.

Another cornerstone of our performance will be the constant monitoring of our economic and financial condition, so that we can achieve an efficient management of resources, ensuring liquidity and financial solvency. To such purposes, we will seek an optimal capital structure in accordance with the required level of investment and strive to maximize profitability for our shareholders, creating sustainable value for our community.

Lastly, we would like to thank our shareholders for the trust they have placed in our performance, our clients and suppliers for participating in the management of business

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resources and to all our staff for their permanent cooperation, commitment and dedication. Thanks to all of them, we have maintained our highest performance standards throughout our track record of 24 years and are proud to be at the forefront of the industry.

Gustavo Mariani Chairman of the Board of Directors

2.

Macroeconomic Scenario

2.1.

Argentine Overview

Soon after taking office, the new administration led by Engineer Mauricio Macri adopted a set of measures aimed at boosting the economy and providing transparency to the current exchange rate regime. Measures such as the agreement with the holdouts, the lifting of restrictions to the exchange rate system, the opening to the imports of goods and services, the decision to restore the energy sector are all targeted at a midterm correction of the macroeconomic distortions towards a growth path.

However, the adopted measures and the economic adjustment did not bring signs of recovery in the short term. In fact, the Gross Domestic Product (“GDP”) estimated for 2016 was 2.0% lower than in 2015 mainly due to domestic consumption affected by the recession and the inflationary escalation that undermined actual salaries.

The Monthly Activity Estimator issued by the National Institute of Statistics and Censuses, s (hereinafter “INDEC”, according to its initials in Spanish) presented a drop of 2.4% for the first nine months of 2016 compared to the same accumulated period in 2015.

Regarding price indexes, in May 2016 the INDEC resumed the issuance of the overall Consumer Price Index (“IPC”, according to its initials in Spanish) which had been interrupted earlier in October 2015.  In the period from May to December 2016 said index presented a 16.9% variation. Notwithstanding the above, the alternative indexes proposed by the INDEC to measure the overall level of consumer prices from January to April 2016, showed an evolution of 19.2% according to the Department of Statistics and Censuses of the City of Buenos Aires and of 13.9% according to the Department of Statistics and Census of the Province of San Luis. Thus, the annual inflation rate rose to 39.3%.

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After the statistic emergency had been decreed in December 2015, in January 2016 the INDEC resumed the issuance of the Domestic Wholesale Price Index (“IPIM”, according to its initials in Spanish), showing an accumulated variation of 34.7% for the year 2016.

The Salary Index recorded an increase of 15.5% for the period comprised between January and June 2016.

The exchange rate closed at Ps. 15.89 per United States dollar for sales, thus representing an increase of 21.9% compared to December 2015.

The Argentine Republic Central Bank (“BCRA” according to its initials in Spanish) reserves stock went up from US$25,563 million in December 2015 to US$38,772 million in December 2016.

In 2016 the trade balance recorded a surplus of US$2,127 million.  Total exports amounted to US$57,737 million and imports to US$55,609 million. Exports went up by 1.2% with respect to the year 2015 (down by US$949 million). Said increase was mainly attributable to higher exports of primary products (17.7%), whereas fuel and energy exports fell by 11.5%. On the other hand, the value of imports was 6.9% lower than the one recorded in the year 2015, down by US$4,147 million. Imports of fuels and lube oil fell by 30.7% and intermediate goods by 14.4%, whereas parts and accessories for capital goods fell by 10.8%; On the other hand, passenger vehicles imports went up by 33.5% ; consumption goods by 9.1% and  capital goods imports by 2.2%.

Finally, annual tax revenues increased by 34.4% or by Ps. 581,898 million from Ps. 1,691 billion obtained in the year 2015. This increase is mainly attributable to higher Value Added Tax (“VAT”) revenues which went up by over Ps. 150,649 pesos, social security system revenues that increased by Ps. 179.462 million and income taxes that showed a growth of Ps. 51.444 million pesos.

The main goal of the Argentine government was to reduce the fiscal deficit. However, as a consequence of the inflation spiraling and the drop in revenues derived from the decrease in consumption and tax discounts, fiscal deficit was even worse in 2016. Thus, public account status accumulated as of December 2016 showed a primary deficit for the national public sector of Ps. 359,382,0 million (equivalent to 4.6% of the GDP).

Finally, in 2016 the National Executive Branch passed Law N° 27,260 through which a Tax Amnesty Regime was outlined, encouraging the disclosure of undeclared assets, both national or overseas, without the need to enter them into the country. As a result of this regime, the last stage of which will finish on March 31, 2017, approximately US$ 90,000 million worth of assets have been declared.

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2.2.

International Scenario

Based on estimates issued by the International Monetary Fund (“IMF”) 2016 world growth is expected to have been of 3.1%, compared to the 3.2% recorded in 2015.

World growth slightly weakened in the first half of 2016, which confirms the expectations mentioned above. The main drivers of this trend are: (i) United States economy has lost momentum in the last quarters and expectations of a 2016 recovery have not materialized yet, (ii) the growth in the Euro Zone recoiled after the deceleration of their domestic demand and investments, and (iii) in the United Kingdom there is an uncertain scenario outlined by the results of the referendum conducted in June 2016 agreeing on the departure of the UK from the European Union, as it is not clear where the institutional and business agreements between the parties are leading to. Consequently, in the case of advanced economies, 2016 growth is estimated at 1.6%.

Developing countries’ activity would strengthen slightly in 2016, having reached a 4.2% growth so far. However, their outlooks are dissimilar. Even though the external financing conditions have improved thanks to interest rates drop in advanced economies, other factors are restraining activity; for instance, China’s deceleration, the continuous adaptation of raw material exporters to drops in incomes; the spread of the persistent weakness in demand in advanced economies and geopolitical tension impregnating the scenario in several countries.

In 2016, raw materials experienced a partial recovery and the most benefited ones were fuel prices. After hitting their lowest bottom in 10 years in January 2016 oil prices picked up by over 50% and went up to US$53 per barrel in December. Oil prices went up, after the producers of the Oil Exporting (“OEC”) and others that do not belong to this group reached a first agreement since 2001 to reduce the production of oil and ease oversupply.

Regarding natural gas prices they have kept stable compared to the previous year, mainly as a consequence of the recoiling of oil prices, the abundant production of natural gas in Russia and a weak demand from Asia. In the United States, conversely, natural gas prices have slightly gone up due to the strengthening of the energy sector demand due to temperatures colder than foreseen.

On the other hand, average propane and butane international prices recorded an inter-annual increase of 6.6% and 7.4%, respectively, whereas natural gas prices recorded a 16.5% drop, showing progress throughout the year. The above is a result of the regularization of inventories and the improvement in oil prices by the end of the year (as a result of the decisions adopted by the OPEC countries and other producing countries to decrease production to recover prices). Thus, average international prices variations between December 2016 and December 2015 were of 65.7%, 72.4% and 19.6% for propane, butane and natural gas, respectively.

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2.3.

Natural Gas Industry in Argentina

Natural gas is the energetic source with greatest share in the national energy matrix.

Source: BP Statistical Review of World Press (information corresponding to the year 2015).

In 2015 (last annual information issued by Ministry of Energy and Mining), total natural gas production went up to 42,904 million cubic meters, representing a 3.3% increase with respect to the volumes produced in 2014. This inter annual increase has been the first since 2006, when it had increased by 0.7%. Between 2007 and 2013 the decrease rate was around 3% and this decline was restrained in 2014 when it fell only by 0.5%. On the other hand, in the first eleven months of 2016, natural gas production increased by 4.8% compared to the same period in 2015.

Observing this trend in a breakdown per company, the main player was YPF S.A. (“YPF”) the largest oil and natural gas producer Argentina. On the other hand, Total Austral S.A., the second largest producer company decreased its market share, whereas Pan American Energy S.A. (“PAE”) was able to increase its production.

The increase in natural gas production is due to the efforts of the Argentine Government to promote this activity towards the sustainable development of the country and the stimulation of economic activity. These measures to promote investment have been conducted mainly through the development of the “Vaca Muerta” hydrocarbon field. Within this frame, in early 2017 the Government announced the closing of an agreement among the different players of the oil segment that can improve the productivity in the extraction of natural gas and oil.

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Regarding natural gas domestic supply, in 2016 the hydrocarbon Neuquén Basin kept its positive trend, increasing its average daily output related to the development of non-conventional gas reserves in the area. Likewise, the Austral Basin recorded a production increase derived from off-shore reserves developments in Tierra del Fuego. Both effects offset the decreases in the other gas fields of the country and generated an additional volume for the supply compared to 2015.

Demand for natural gas continued growing. The strong dependence on this supply kept going up. In this context, natural gas imports still represent a considerable volume of domestic supply, although the low oil price international context lowered the cost related to said purchases from abroad.

Gas supply from Bolivia –under the framework of the agreement entered by and between both governments – averaged 15.7 MMm3/d, lower than the 16.4 MMm3/d volume recorded in 2015. Liquefied Natural Gas (“LNG”) imports by sea, re-gasified and injected into the natural gas transportation system at the Bahía Blanca and Escobar ports located in the province of Buenos Aires, recorded an average supply of 13.2 MMm3/d in 2016, lower than the 15.1 MMm3/d volume recorded in 2015. Also, between May and September 2016, regasified LNG was imported from the Chilean terminals, supplying an annual average of 3.4 MMm3/d to the TGN transportation system.

A future outlook foresees significant increases in the domestic supply derived from the participation of the main producers in the Program to Promote Surplus Injection of Natural Gas. Additionally, and in spite of the lower intervention of the Government in the market, the Ministry of Energy and Mining had to implement certain continuity measures to support hydrocarbon production. In this context, it was agreed with the sector companies that the barrel’s domestic price would converge with international prices.

3.

Our Businesses in 2016

3.1.

Regulated Segment

Natural Gas Transportation

In 2016, revenues derived from this business segment amounted to Ps. 2,087.2 million, which represented an increase of Ps. 1,073.2 million compared to the Ps. 1,014.0 million obtained in 2015.

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Tariff Overview

In 2016, we obtained a transitory tariff increase, in accordance with the 2016 Transitory Agreement entered with the National Government on February 24, 2016 and we also made progress in the process of the Comprehensive Tariff Review (“Tariff Review”), the outcome of which is estimated to be applied in April 2017.

It should be emphasized that for 15 years, from July 1999 to April 2014, this business segment’s tariff remained unchanged in spite of the significant increase in the price indexes and operation costs. So it was not until April 2014 that a first increase of just 20% was implemented within the framework of the 2008 Transitory Agreement. Afterwards, further increases have been implemented, effective since May 1, 2015 as follows: a 44.3% natural gas transportation tariff increase and of 73.2% over the Charge for Access and Use (“CAU”).

These increases- of minimum impact on the final user- could not counterbalance the sustained operating costs escalation. Over the last 16 years, the main macroeconomic variables that indicate price variations and production costs have undergone significant increases:

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The INDEC wholesale price index recorded a 1,245.4% increase. By virtue of the statistics emergency declared by the Argentine government, said index was complemented with the information issued by the Department of Statistics and Censuses of the City of Buenos Aires for the months of October and November 2015.

•

The INDEC retail price index recorded a 2,304.2%. In the 2007-2016 period this index was complemented with the consumer price index issued by the Department of Statistics and Censuses of the Province of San Luis.

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Macroeconomic variables and tariffs evolution

Source: INDEC, Department of Statistics and Census of the Province of San Luis y Department of Statistics and Censuses of the City of Buenos Aires

Within this context, on March 29, 2016 the Ministry of Energy and Mining issued Resolution N° 31/2016 (“Resolution 31”) instructing the National Gas Regulatory Agency in Argentina (hereinafter “ENARGAS”)  among other things, to: (i) conduct the Tariff Review process mentioned above, and (ii) grant a transitory tariff increase until the Tariff Review Process is finalized. Under such framework, on March 31, 2016 ENARGAS issued Resolution N° 3724/2016 (“Resolution 3724”)  approving the new tariff charts applicable to the natural gas transportation service and the CAU,  that represent a 200,1% increase, effective as from April 1, 2016.

The purposes of said tariff adjustment were to obtain the funds required by the mandatory Ps. 794.3 million Investments Plan, to cover the operating, maintenance, administrative and commercial expenses as well as to comply with our financial obligations at their maturity dates, maintaining the chain of payments and ensuring the continuity of the public service. It must be emphasized that the Investments Plan entails a significant effort for our Company as it is four times as large as the investments conducted in the year 2015.

In connection with the tariff increases dictated by ENARGAS for the natural gas transportation and distribution licensees and the increase of the natural gas price at its point of injection to the transportation system (also, “PIST”, according to its initials in Spanish), several legal proceedings were started requesting the annulment of the increase approved by Resolution N 3724. As a result of the appeal filed by a non-governmental organization “Center of Studies for the Promotion of Equality and Solidarity– CEPIS”, on July 6, 2016, The Chamber II of the Federal Appeals Chamber of La Plata (the “Chamber”) declared the invalidity of Resolutions N°

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28 and 31, rolling back the tariff situation to its status before the issuance of the mentioned resolutions.

Subsequently, the National Government requested the review of the decision by the National Supreme Court of Justice (hereinafter, the “Supreme Court”). Finally, on August 18, 2016, the Supreme Court partially confirmed the ruling of the Chamber, establishing: (i) compulsory Public Hearings prior to the establishment of natural gas transportation and distribution tariffs, (ii) compulsory Public Hearings prior to the establishment of the point-of-injection gas price, and (iii) the invalidity of Resolutions 28 and 31 with respect to residential users, for whom tariffs had to be taken back to values effective as of March 31, 2016.

On the other hand, on August 19, 2016 ENARGAS issued Resolution N° 3,953/2016, which dictated the holding of the Public Hearing imposed by the Supreme Court, which was held from September 16 to September 18, 2016. Said September Public Hearing’s agenda was to consider the following: (i) the transfer of the new point-of-injection price to tariffs (PIST) (ii) the transitory tariffs of the public natural gas transportation and distribution services that will be effective until new tariffs are outlined by the Tariff Review process.

After the September Public Hearing was held, the Ministry of Energy and Mining issued Resolution N° 212 – E/2016 (“Resolution 212”) through which it instructed ENARGAS, among other issues, to implement the transitory tariff increases until the Tariff Review process has been completed. On October 6, 2016, ENARGAS issued Resolution N° 4054/2016 (“Resolution 4054”). Said Resolution contains the same terms as Resolution 3724 regarding the transitory 200.1% increase, the execution of the Investments Plan and the restrictions to dividend payments until the same is completed. Said tariff charts came into effect as from October 7, 2016.

It goes beyond saying that the delays in both the Tariff Adjustment materialization and the 2016 Transitory Agreement full implementation have severely deteriorated the economic and financial condition of our Company throughout so many years. This situation has been further aggravated by impact of the main macroeconomic variables’ evolution mentioned above on the operative costs of the natural gas transportation system, which given its share in the national energy matrix is strategic for the country’s development and production.

In 2016, the negative effect of this delay in adjustments was estimated at Ps. 423 million and was translated into hindrances in the execution of our demanding Investments Plan, which is estimated to be concluded by the end of 2017.

It requires an elevated level of investment to maintain the service quality, safety and reliability of the pipelines we operate. The constant increase in the operative costs required for the rendering of

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the service and the lack or the delay of the implementation of the tariff adjustment have substantially deteriorated the operating results of the natural gas transportation segment. There lies the significance of the outlining of a natural gas transportation service tariff, based on a reasonable and efficient operation with revenues that can ensure the rendering of a sustainable, safe and reliable service.

Regarding the claim filed by Ponderosa Assets L.P before the International Center for the Settlement of Investment Disputes (“ICSID”) of the World Bank we reached an agreement with the National Government to suspend same so that the Comprehensive Renegotiation Agreement proposed by the National Government can be signed. Said agreement, which we had originally signed in October 2011 and has never been signed by the Argentine Government, established the application of a cost-monitoring mechanism and the implementation of a tariff review.

Lastly, through Resolution N° I-4122/2016 (“Resolution 4122”), ENARGAS called for the holding of a Public Hearing (“December Public Hearing”) in order to address: (i) the Tariff Review, (ii) the proposed amendments to the regulatory framework and (iii) the six-monthly adjustment methodology. The December Public Hearing was held on December 2, 2016 and it constituted a major step forward towards the tariff review process that will end with the issuance of the tariff charts to be effective as from April 1° and that will determine our revenues for the next five years.

During the Hearing we presented our tariff proposal that consists in: (i) the determination of the assets value, (ii) the presentation of an 2017 – 2021 Investment Plan for an annual average amount of approximately Ps. 1,400 million for the five-year term, which compared to the amount invested in the year 2015 represents an increase of 665% and (iii) the exploitation expenses estimates. As we mentioned above, the holding of this hearing is of great importance in the Tariff Review process as said information will be taken into consideration by ENARGAS for the determination of the new tariff charts and the new regulatory framework.

Operation of the natural gas transportation system

The average temperature of the April-June 2016 quarter was the lowest recorded over the last 50 years, and consequently residential consumption presented a strong increase. In light of this situation, we pursued a fluid interaction with the Government that allowed us to operate the pipeline in a high demand modality. Thanks to that and to the execution of a higher maintenance plan, the pipeline system we operate met the demand satisfactorily.

In 2016, the average daily injection of natural gas into the pipeline system we operate was higher than in 2015. Given the situation described above, our pipeline met the demand for natural gas

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transportation, although the regulating entity continued restricting gas supply to the industrial and electricity generation markets with the objective of channeling the fuel to the users considered a priority, mainly residential, commercial stores and compressed natural gas stations. However, these restrictions were lower as a consequence of higher average injections to the system.

TGS Gas Injection (Austral and Neuquina Basins)
MMcf/d
3,145.0
2,945.0
2,745.0
2,545.0
2,345.0
2,145.0
1,945.0
1,745.0
1,545.0
2,186.0
2,154.2
2,101.2
2,115.3
2,171.8
2,168.3
2,196.6
2,238.9
2,412.0
2,277.8
2,277.8
2,334.3
2,231.9
2,175.4
2,048.2
Jan
Feb
Mar
April
May
Jun
Jul
August
Sept
Oct
Nov
Dec
2016 Injection
2015 Injection
2016 physical capacity

Average daily injections to TGS system were 66.0 MMm3/d, thus higher than the 62.0 MMm3/d volume recorded in 2015.

In the businesses field, upon the expiration of firm natural gas contracts  for a total amount of  4,8 MMm3/d. in 2016, we managed to enter new contracts for the capacity of 3,3 MMm3/d,  so that firm contracted capacity at the end of 2016 had only decreased by 1,5 MMm3/d compared to 2015.

Regarding pipeline system expansions, on July 30, 2016 Nación Fideicomisos S.A. (“NAFISA”) communicated to us the Ministry of Energy and Mining’s decision to suspend the remaining natural gas transportation capacity expansion works. The expansion works started in 2006 would enable the transportation of  a total additional volume of 10,7 MMm3/d. Out of that total additional capacity, 8,7 MMm3/d are already in service and supported by current firm transportation contracts.

These expansion works –scheduled in gradual start-up stages- were developed and financed under the Gas Trust Fund Program, with the contribution of funds from third-party investors, natural gas producers and shippers with incremental transportation capacity, under a scheme that contemplated recovery through specific fiduciary charges, paid by all the shippers of the

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transportation companies and users with firm transportation service agreements. During the expansion works, TGS performed the role of Technical Manager of the works conducted on its own pipeline system. For the rendering of transportation services to the pipelines in service TGS monthly receives the CAU, the increases of which have not been enough to offset the escalation of this service’s costs.

The above mentioned expansion works involved the installation of over 200,000 HP of additional power in the Compressor Plants and the installation of 1,140 km of pipeline loops, including the new pipeline that goes through the Magellan Strait, which allows the entry of natural gas from Tierra del Fuego.

 Financial and Operational Indicators of the Natural Gas Transportation Segment

	2016	2015
	(in (In millions of Argentine pesos, except for where otherwise stated)
S (1): SELECTED FINANCIAL INFORMATION(1):
Net Net Revenues	2,087.2	1,014.0
Ope Operating income / (loss) (3)	658.9	(298.2)
Dep Depreciation of Property, Plant and Equipment	238.8	194.6
Iden Identifiable Assets	6,369.7	5,002.4
O OPERATING COMPARATIVE STATISTICS
Aver Average Capacity hired on a firm basis (in MMcf/d)	2.81	2.85
Aver Average deliveries (in MMcf/d)	2.36	2.33
Ann Annual Load Factor (2)	76%	82%
Loa Load factor during winter (2)	93%	87%

(1) Information corresponding to consolidated financial statements.

(2) Corresponds to the ratio between the year average deliveries and the average firm capacity

(3) As of December 31, 2015 it includes (Ps. 324,390) corresponding to the cost of the acquisition of the Arbitration Claim Rights (Note 17 to the Consolidated Financial Statements.)

3.2.

Non-regulated segment

Liquids Production and Commercialization

In 2016, revenues related to this segment represented 64.7% de of our total revenues, increasing by Ps. 1,860.5 million, from Ps. 2,907.8 million reported in the year 2015 to Ps. 4,768.3 million recorded in 2016.

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Exports Market

The volume sold in the foreign market in 2016 amounted 316,467 tons, thus 22,974 lower than the 339,441 tons sold in 2015.

Due to the uncertainty in the field of international market prices we started negotiations with several international traders to enter fixed term agreements and achieve a production commercialization scheme that can ensure Cerri Complex’ operative continuity. Finally, in October 2016 we could close a term agreement with Geogas Trading that will expire on April 30, 2017, for the sale of 23,000 tons (“tn”) of propane and 10,000 tons of butane per month. This agreement involves better prices than the obtained in spot sales and will provide some certainty for the trading of these products in the short term.

Truck exports to neighboring countries have also grown. The countries with which we operate under this scheme are Chile, Paraguay and Brazil. Although their volumes are lower than exports by sea they certainly allow us to capitalize a wider margin.

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Regarding the natural gasoline exports agreement, in January 2016 we managed to enter into a firm agreement, for a one-year term, with Petróleo Brasileiro S.A. - PETROBRAS. Said agreement contemplates the delivery of 100,000 tons at international prices less a discount per sold ton.

In 2016 propane and butane international prices recorded a year-over-year increase of 6.6% and 7.4%, respectively, whereas natural gasoline price dropped by 16.5%. By late 2016, prices presented an important recovery and closed the year 2016 with 65.7%, 72.4% and 19.6% increases for propane, butane and natural gasoline, respectively, comparing averages of December 2016 versus December 2015.

Domestic Market

In 2016, we continued participating in the program to supply butane for carafes at subsidized prices, which had been created by Executive Branch Decree N 470/2015, and was later regulated by Resolutions N° 49/2015 and N° 70/2015 of the former Secretariat of Energy (“New Stabilization Program”).

The participation in the New Stabilization Program compels us to produce and trade the LPG volumes required by the Ministry of Energy and Mining at prices significantly lower than market values. For that reason, we have taken steps to avoid the negative impact of this program on our business.

In March 2016, the Ministry of Energy and Mining communicated to a TGS the volumes that had to be supplied to the New Stabilization Program, the total of which turned out to be 15% higher than the volumes requested in 2015. We filed administrative claims with the objective of annulling the acts that created the New Stabilization Program and its implementation. Notwithstanding the above, we continued supplying the domestic market at the dictated volumes and prices.

On the other hand in 2016, the Ministry of Energy and Mining issued several Resolutions with the objective to regulate the price of propane to be used in the Agreement for the Supply of Gas Propane to Undiluted Propane Networks (“Propane for Networks Agreement”). Given the impact of the mentioned resolutions, many legal actions against them obstructed their implementation. Eventually, on October 6, the Ministry of Energy and Mining issued Resolution 212/2016 establishing the new price of propane to be commercialized within the framework of the Propane for Networks Agreement, setting a price of $800 per ton for residential users and General Services P1 and P2, and of $2.100 per ton for General Services P3.

It was determined that participants in both the New Stabilization Program and the Propane for Networks Agreement, would be paid a compensation by the Argentine government. By virtue of

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that, on May 20 2016 Executive Branch Decree N° 704/2016 stipulated the conversion to Pesos of the debt that the National Government owed to the programs participants, considering the exchange rates in effect for each period. Finally, for the cancellation of receivables payable as of December 31, 2015 under the frame of the Propane for Networks Agreement, TGS received Banco Nación bonds in US$ at an annual interest rate of 8% with maturity in 2020 (“BONAR 2020”). With respect to the compensations corresponding to the sales performed during 2016, we are conducting the necessary proceedings to collect them.

Regarding ethane sales to PBB Polisur S.A. (“Polisur”), in spite of unfavorable international prices and higher competition to sell the product, in 2016 we managed to close an agreement with Polisur for a one-year term from May 1, 2016 to May 1, 2017, after having operated under short- term agreements from January to April at the beginning of the year. The new agreement creates a certainty scenario during its term of effectiveness as Polisur is the only client who receives ethane. Similarly to the agreement in effect up to December 31, 2015, the new agreement includes a take-or-pay clause, which contemplates lower volumes than the agreement effective until December 31, 2015 yet ensures a minimum volume of ethane to be purchased from Polisur.

The tons sold to our only ethane client, Polisur, remained stable, with a very slight decrease in the 277,475 tons sold in 2016 from the 277,689 tons recorded in 2015.

We are also expanding our portfolio of logistic services rendered from Puerto Galván facilities and we obtained better unitary tariffs applicable to this kind of service, which generates further incomes. It should be mentioned that the new storage tank at the Puerto Galvan Storage and Dispatch Plant came into service in 2016, which permits us to render pyrolysis gasoline storage and dispatch services to Polisur.

In 2016, thanks to the works conducted at the Cerri Complex and Puerto Galvan facilities, TGS hit a new record, having dispatched approximately 14,559 trucks (334,850 tons), compared to the 10,414 trucks (239,523 tons) dispatched in 2015.

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Natural Gas Processing

In 2016, as in previous years there were restrictions to natural gas for thermal plant replenishment (“TPR”) arriving to the Cerri Processing Plant (Cerri Complex) in light of the policy adopted by the Argentine Government to ensure the supply to the national energy system. Also, after eight years of non-stop operations, we conducted a total stoppage of the Cerri Complex to perform maintenance tasks. Thanks to the efficient use of facilities, liquids production increased by 15,247 tons or 1.6%.

Regarding the price of the natural gas acquired as TPR for processing at the Cerri Complex, in 2016 the Ministry of Energy and Mining issued Resolutions 28 and 34 establishing increases for the point-of injection price, overruling the administrative acts that determined the value of the charge created by the Executive Branch Decree N° 2.067/08. In this year, as in previous years, natural gas market prices increased due to costs evolutions and availability issues.

Given the low international reference prices and the growing natural gas costs, the operative margins of this business segment are lower than the historical averages. Thanks to the coordination of the work of different areas of our company, we could enhance the equipment performance by means of natural gas processing daily programming, improvement of the liquids recovery at Cerri Complex and through the carrying out of enhancement works, achieving an efficient use of TPR. Also, by entering new natural gas supply agreements we ensured its supply at reasonable prices, restraining the exchange rate impact on the cost of this raw material stated in Argentine pesos.

Regarding Resolutions I-1.982/11 and I-1.991/11 dictated by ENARGAS, which established 700% increase of the charge created by the Executive Branch N° 2.067/08 (the “Charge”) for the financing of natural gas  imports,  we moved forward with the legal action we had started to get said resolutions’ annulment on the grounds of their unconstitutionality and inadmissibility. In 2016, upon the expiration of the injunction dictated by the National Judiciary suspending the application of said measures, we obtained a new six-month injunction extension that will expire in March 2017, when a further extension will be requested.  Although as from April 1° 2016, we are no longer obliged to pay the charge due to the enactment Resolution 28/2016, we continue requesting the injunction extension as the latter resolution annuls the acts that established the charge values as from its enactment, but it does not stipulate anything regarding the charge amounts accrued in the past that we did not pay because we had the injunction. Regarding the main case, after evidence has been provided, the closing arguments are being presented and judgment will be pronounced.

The injunction allows us to keep conducting Liquids processing activities as it prevents said charge from affecting the profitability of this business.

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For the reasons described above, the revenues scheme of this business segment has changed over the last years, and it has lost capacity to mitigate the natural gas transportation segment difficulties and profitability drop, which calls for a definite re-composition of the natural gas transportation business that ensures the sustainability of the rendered public service.

Financial and Operational Indicators of the Liquids Production and Commercialization Segment

	2016	2015
	(in (In millions of Argentine pesos, except for where otherwise stated)
SEL SELECTED FINANCIAL INFORMATION(1):
Net Net Revenues	4,768.3	2,907.8
Ope Operating Income	1,317.2	863.4
Dep Depreciation of Property, Plant and Equipment	16.7	49.6
Iden Identifiable assets	1,269.4	1,237.7
OP OPERATING STATISTICS:
Liqu Liquids total production (in thousands of short tons)	1,036	1,019
Gas Processing Capacity (in MMcf/d)	46.0	46.0
Stor Storage Capacity (in short tons)	60,450	60,450

(1)

Information corresponding to consolidated financial statements.

Other Services and Telecommunications

This segment, which accounted for 7.4% of our total revenues in the year 2016, mainly comprises the rendering of midstream and telecommunications services. In 2016, we focused on seizing new business opportunities that could empower this segment. Among them, we can highlight new services related to engineering, construction, operation and maintenance of natural gas facilities.

In August 2016, we closed the renewal, expansion and extension of the service of natural gas compression and conditioning we render to the natural gas operators of the Rio Neuquén hydrocarbon field, operated by Pampa Energía jointly with Petrobras Operaciones S.A. and YPF S.A., for a term of twenty years, the expiration of which would have been on December 31, 2017.  Moreover, on September 27, 2016 we entered a new agreement with the field operator (at that moment Pampa Energía, formerly Petrobras Argentina) that involves the expansion of the plant compressor capacity, which will generate additional revenues as from the second quarter of 2017. It should be mentioned that in October 2016, effective as from November 1, 2016, Pampa Energía assigned to YPF the operation and the contracts related to the Río Neuquén area operation.

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In the field of the Telecommunications services rendered by Telcosur, in 2016 we continued with the business consolidation strategy, renewing the transmission agreements and closing new deals with both carrier and corporate clients.

Financial and Operating Indicators of Other Services and Telecommunications

	2016	2015
	(I ( In millions of Argentine pesos, except for where otherwise stated)
SEL SELECTED FINANCIAL INFORMATION(1):
Net Net Revenues	546.6	304.8
Ope Operating Income	255.7	123.0
Dep Depreciation of property, plant and equipment	31.3	17.1
Iden Identifiable Assets	1,292.2	366.7
OP OPERATING STATISTICS:
Com Compression Capacity (in HP)	32,560	32,560
Tre Treatment Capacity (in MMcf/d)	3.2	3.2

(1)

Information corresponding to consolidated financial statements

4.

Conduction of Operations and Safety

In 2016, our pipeline system satisfactorily met the demands generated by the winter season and the requirements of the regulatory entity.  To that end, we carried out several maintenance, prevention and inspection tasks.

Among them, we have conducted integrity assessment tasks, such as in-line inspections throughout 1,088 kilometers of pipeline and direct assessment through CIS+DCVG techniques (sections with no Scraper traps) over 938 km. of pipelines. These tasks have been conducted to identify, assess and control threats to the integrity of pipelines- such as external and internal corrosion, material and geometrical defects, manufacture anomalies, among others.

In January we successfully finished recoating works on 4 kilometers of the Neuba I pipeline near Fernandez Oro in the Province of Río Negro. We also completed a six-kilometer recoating work along the Southern San Martin Pipeline, San Antonio Oeste, and we have started another 6.2 km work north of Conesa, which is estimated to be concluded in early 2017.

Within the “Stress Corrosion Cracking” assessment and mitigation plan, we conducted a constant strain test along the San Martín and Neuba I pipelines (in their sections located in the Province of

27

Buenos Aires), totaling 1,068 km, which will feed our susceptibility model. We have also performed 8 SCC assessment pits in recoating areas, finding cracks in 1 of them. Finally, we conducted an inline inspection with “EMAT” (to detect cracks) over 120 km along the Neuba I Pipeline.

On the other hand, based on the analysis and planning performed by the duct integrity team, we conducted the assessment of 24 external corrosion and/or geometrical defects.

Regarding Cathodic Protection, to mitigate the advance of corrosion we continued strengthening the system with the installation of 10 new units and 6 lens reinforcements.

With the purpose of minimizing risks on the Buenos Aires ring section extending from General Rodríguez to General Pacheco, the area with greatest demographic concentration along the system, we continued with the implementation of works such as:

•

Filling of 6 casing pipes in special crossings along the pipeline system to mitigate the corrosion phenomenon;

•

Installation of 632 linear meters of pre-stressed material tiles in a sensitive pipeline section, to strengthen protection for the facilities and its surroundings.

•

Finalization of the civil works for the assembling and startup of the odoriferous unit.

To conclude, we installed earth connections in 50 cathodic protection units, to avoid electric discharge risks for the staff in compliance with the standards in effect.

5.

Integrated Management System (“IMS”)

Our IMS system allows us to achieve a more efficient monitoring of our Health, Safety, Environmental Care and Quality Policy, (“SSMAC” or “HSEQ” according to its initials in Spanish and English, respectively) one of the cornerstones of our performance. As a result of our endless efforts to consolidate continuous improvement processes, in 2016 we kept the certification of our HSEQ Integrated Management System in accordance with ISO 14,001, ISO 9001 standards and OHSAS 18001.

In the reported period, we have introduced improvements to the IMS information and technology tool to support its processes, strengthen IMS issues’ recording, handling and responses to stakeholders.

We have also been working on implementing improvements to the IMS general processes in order to meet the new standards versions. We can mention, for instance, the recent implementation of an internal audit process to IMS.

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6.

Environment

In environmental affairs, in 2016 we kept working to guarantee the effectiveness of the permits required to operate under the current legislation on this matter.

With the purposes of ensuring sustainability, we set up the Environmental Improvements Program, with the aim of managing projects that can reduce the environmental impact of our operations. We set up an interdepartmental team that worked on the detection and assessment of different improvements to processes, focusing on 5 aspects: energy efficiency, gas issuances, dangerous wastes, use of water resources and waste water quality and reduction. One of the key components of the program is the “Zero Effluent” Project, launched as a five-year term plan that will allow us to reduce Cerri Complex spillage flows to the minimum.

We acknowledge that one of the strengths of our business is the protection of the environment where we operate, and we understand as business success our capacity to be acknowledged for our operational efficiency, our corporate responsibility and our engagement as corporate citizens.

7.

Health and Safety

In 2016 we completed the practical and educational training to the new staff on Road Safety, as part of the Preventive Management Program. We formally contracted the consultant to start a new cycle of this program in 2017, with adjustments and improvements to be implemented based on the experience gained over the last five years.

Through the implementation of Safe and Healthy Work workshops we consolidated the concepts of Human and Organizational factors in the prevention of incidents. In the two oncoming years this undertaking will be continued by means of the development of an activity program targeted at the whole company, with focus on the high and middle management and employees.

Within the framework of Assets Management, we developed Policies of Maintenance and Spare Parts and we surveyed critical assets and processes, among them the “Change Management” process.

We are also conducting an analysis of the Response to Emergencies and Crises Plans, to adjust them to international best practices standards, focusing on safety emergencies and the mitigation of the likely scenarios that might impact on the environment and the community. Besides, we continued training our brigade volunteers, for which we conducted activities in an external training center using representative scenarios.

8.

Human resources

Many external variables have made us review and redesign our human resources strategy to be able to keep providing and strengthening our value proposal.

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The inflationary context has called for the holding of several collective salary bargaining and conventional meetings with union representatives. The fruit of this endeavor were agreements reached with each union that have been submitted to the corresponding national entity for their approval and insertion in current collective agreements. Said agreements have allowed us to go through the salary bargaining year without union conflicts or working day losses. All the parties have shown willingness to start a dialogue, listen, discuss issues and find consensus.

We have been able to keep our external competitiveness and internal equity, based on the review and adjustment of the salary structures and benefits program offered to our employees.

We continue providing the health prevention and promotion program we have named “More for you” that pivots around three main axes: physical activity, stress management and healthy nutrition, by means of action devised to improve habits and decrease related risk factors.

In 2016, we had to face the challenge of conducting much higher investments than in previous years. To overcome this challenge, we had to modify our work paradigm and seek for synergies among the different company areas.

We started specific training devised to optimize costs and time. These activities also aimed at improving our vision through a transversal and per-process perspective. We also provided training in “Project Management” to define and implement a work methodology (PM Value). We trained 80 employees from different areas in the project known as Project 12A.

In 2016 we continued with the development of several activities that involved the different organizational levels with the aim of aligning the whole Company through the leaders behind a shared vision of the year´s goals and projects.

Jointly with the University Torcuato Di Tella, and five world-class companies we formed a consortium to develop a training program called Leaders in Network, with contents targeting management skills requirements. Addressing our persistent need for qualified staff in the technical areas, we continued working on the development of the different technical schools and educational material. Many years have passed since we first started with the creation of technical schools based on the following fields of knowledge: cathodic protection, valves, pipeline operation, welding, gas turbines, centrifugal compressors, lube and seals oil, mechanics, electricity (Levels I and II) and instrumentation (Levels I and II), compressor plants operation, chromatography, liquefied gas pumps and compressors, hygrometers, Work Inspectors and Duct Integrity.

En 2016 we conducted several internal training activities in the educational centers located at the Gutiérrez Base (Province of Buenos Aires) and General Conesa Plant (Province of Río Negro). We developed the schools of Pipeline Valve Operation, Assessment and Control with the

30

participation of the staff of Transportadora de Gas del Norte S.A., Electricity Levels I and II, Instrumentation Levels I and II, Compressor Plants Operation, Pumps and LPG. The practices conducted at our technical schools have been acknowledged by the Instituto Argentino de Gas y Petróleo and different graphics media.

We continued working on learning communities per areas of expertise. We conducted Mechanics, Instrument Integrity, PA and SySOS training seminars. Three hundred of our employees have participated in these technical activities.

Over the last years, there has been a change in the educational system and market professional qualifications requirements, which has been reflected in new proposals to the study contents and programs of some university careers, and requires compulsory supervised professional practice. We encourage participation in these practices through which young people receive training and career orientation.

Since 2012, over 80 university and high school students have conducted their professional practices at our company.

9.

Sustainability Management

In 2016 we outlined the overall sustainability guidelines to be followed in the development of strategies and action plans, in a manner that ensures business continuity.

We acknowledge that the protection of the environment where we conduct our activities is one of the strengths of our business, understanding that business success consists in being acknowledged for our operational effectiveness, corporate responsibility and commitment to corporate citizenship.

To pursue this goal, we made a commitment with the comprehensive development of sustainability, along the guidelines of the Sustainable Development Goals (SDG) of the United Nations initiative.

As part of the community, it is essential for us to establish dialogue mechanisms and responsible involvement with each of our stakeholder groups, as well as to develop trust bonds, transparency and mutual cooperation.

Commitment to Sustainable Development

Our economic results must strike a harmonic balance with social development and welfare, and reflect appreciation and respect for the environment and our natural resources.

Our commitment is supported by the following statements:

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•

Promote the comprehensive development and social improvement of the communities in which we interact or where we exercise influence.

•

Acknowledge and respect human rights protection within our area of influence, watching over and promoting compliance with them and making sure we are not used as accomplices in human rights violations.

•

Prioritize the best practices in the field of environmental and safety preservation for our employees and community, minimizing and offsetting the impact of our operations.

•

Use our influence to promote a culture committed to sustainable development in each member of our Company, throughout our whole value chain and our stakeholder groups.

Sustainability and Social Investment Programs

The commitments we have undertaken are the cornerstones on which we base the effective development of each of our initiatives and action plans, such as:

•

Trade workshops at the La Piedad Institution, located in Bahia Blanca for people who need to improve their working status.

•

Damage prevention programs in the proximities of TGS facilities, at Greater Buenos Aires, Bahía Blanca and Neuquén town halls.

•

Training and preparation of crisis plans with voluntary Fire Brigade Associations

•

Rural Development Program, in Alliance with Cruzada Patagónica.

•

Donation to social forces such as the police, fire brigade and Civil Defense

We have also developed a strategy to manage our relations with governmental stakeholders in provinces and town halls, seeking to promote dialogue and create awareness of third parties damage prevention issues.

Our commitment is reflected year after year as we renew the application of the ten principles proposed by the United Nations Global Compact. The annual preparation of the Communication for Progress (COP) Report allows us to summarize the efforts we invest in overcoming the Sustainability challenge.

10.

Finances

As of December 31, 2016 our total indebtedness amounted to Ps. 3,917.0 million, the breakdown of which is as follows:

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The Company indebtedness profile is detailed below:

In December 2015, the Argentine Central Bank (“BCRA”), through Communication “A” 5850 (“Communication 5850”) introduced significant changes to the foreign exchange regulatory framework in force in Argentina. Restrictions to the Argentina exchange rate system were lifted, thus facilitating access to the foreign exchange single market (“FX Market” or “MULC”, according to its initials in Spanish). These changes allowed the purchase of foreign currency for saving purposes, extended the terms for the settlement of exports and generated a free exchange rate scheme. For that reason, in 2016 the exchange rate went up by Ps. 2.85 or 21.9%. In light of our net liabilities in dollars, said increase in the exchange rate negatively affected our results in 2016.

Therefore, one of the main goals of 2016 was to mitigate the mentioned Argentine peso and U.S. dollar exchange rate increase impact on our financial indebtedness, which is almost fully denominated in United States dollars and was assumed mainly to finance the acquisition of natural gas transportation assets. In May 2016, we settled hedge transactions pursued in 2015 to cover the devaluation risk of principal and interests maturity payable that month for a nominal amount of US$ 52.5 million. A positive effect was recorded in connection with this hedge transaction.

On the other hand, on September 27, 2016, we entered into a financial leasing agreement with Pampa Energía (formerly Petrobras Argentina) for a nominal value of US$ 74.8 million which will extend over a ten-year term. The objective of this agreement is to finance the acquisition of property, plant and equipment located in the Río Neuquén field, which will allow us to expand our midstream services in such area.

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Also with the aim of enhancing the use of cash, our Board of Directors approved the redemption of all the Class 1 Bonds circulating for an outstanding amount of U$S 30.8 million corresponding to the 2007 Bond Program issuance for a maximum amount of up US$ 650,000,000 (the “2007 Program”) with final maturity on May 14, 2017 (the “Redemption”). The redemption was conducted on November 14, 2016 in accordance with the terms and conditions of the price supplement previously posted.

Also during the year we adapted the fund collocation policy so as to be able to target cash investments in higher performance financial instruments, preventing an increase in credit risk and keeping a high liquidity level.

Our strategy will remain focused on mitigating both the exchange rate risk on our liabilities in dollars and the effect of inflation on our availabilities. Also given the finalization of the Tariff Review process, we must analyze the current alternatives for the implementation of the Investments Plan to be carried out for the efficient and safe rendering of the natural gas transportation service.

11.

Analysis of financial condition and results of operations for the year ended December 31, 2016

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015. These consolidated financial statements have  been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) adopted by the Argentine National Securities Exchange ("CNV") through the CNV Standards (N.T. 2013) and taking into account ENARGAS Resolutions N° 1,660 and N° 1,903.

The Company’s consolidated financial statements for the years ended December 31, 2015, 2014, 2013 and 2012 have been subject to an audit performed by Price Waterhouse & Co. S.R.L.

11.1.

Consolidated Results of Operations

The following table presents a summary of the consolidated results of operations for the years ended December 31, 2016 and 2015:

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Summary

Net comprehensive income for the year ended December 31, 2016, totaled Ps. 930.6 million compared to the net comprehensive loss of Ps. 172.1 million, recorded in 2015.

Said positive variation was mainly attributable to the Ps. 1,543.6 million operating income increase, which rose to Ps. 2,231.8 million for the year 2016 from the Ps. 688.2 million obtained in the previous year. It is worth mentioning:

- The positive effect of the Ps. 1,539.7 million exchange rate increase on sales denominated in United States dollars in the Liquids Production and Commercialization segment.

- The Ps. 270.0 million positive variation in operating income, mainly as a consequence of the 2015 accounting recognition of the cost of the purchase  from Pampa Energía  of the rights and obligations on the claim started by Enron Creditors Recovery Corp. and Ponderosa Assets LLP (the “rights of the Arbitration Proceeding”) against the Argentine Republic before The International Centre for Settlement of Investment Disputes ("ICSID") of the World Bank ("the ICSID claim") by means of the payment of the loan granted by TGS to Pampa Energía S.A. in October 2011

-The implementation of the tariff increase approved by Resolutions 3724 and 4054, the first in a partial manner due to several appeals filed on a national scope that prevented us from fully invoicing said tariff increase granted within the frame of the 2016 Transitory Agreement, which implied a Ps. 1,033.4 million increase in natural gas transportation

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revenues. We must underline the negative impact that the partial application of Resolution 3724 had on this business segment, obstructing the execution of the works scheduled within the Investments Plan and making it difficult for us to meet our financial obligations and face our operating expenses, after tariff adjustment delays for almost fifteen years.

-These effects have been partially offset by the liquids production variable costs, and also by other operational costs.

Over the last years, the natural gas transportation segment suffered a significant deterioration, due to the combination of the lack of updating in the applicable tariff chart and the operational costs’ steady and constant increase. Although the transitory tariff increases received in 2014 and 2016 represented a partial acknowledgement of the difficult economic conditions we have endured in the natural gas transportation segment, the start of the tariff review process in April 2016 was a major step forward. This process will normalize our financial condition and through a fair and reasonable tariff scheme will allow us to render the service in a sustainable manner.

Net Revenues

Natural Gas Transportation

Revenues related to this activity represented approximately 28.2% and 24.0% of our total revenues in the years ended December 31, 2016 and 2015, respectively. These revenues derive mainly from firm contracts, under which pipeline capacity is reserved and paid regardless of actual usage by the shipper. We also render interruptible natural gas transportation services subject to pipeline capacity availability. In addition, we provide operation and maintenance services for the natural gas transportation facilities related to the expansions promoted by the National Government and owned by Gas Trusts constituted to such purposes. In return for the latter service, we receive from those clients who subscribed the incremental gas transportation capacities the charge for access and use (“CAU”), related to the use of the natural gas transportation system within the framework of the expansion works carried out by the national government, charge that remained unchanged from its creation in 2005 to its first update in May 2015.

Argentina macroeconomic indicators have undergone major increases throughout the last years.

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37

The table below shows their evolution according to issuances by official entities in Argentina:

2001 – 2016 Variation
Consumers Price Index (“IPC”)(1)	2,304.2%
Domestic Wholesale Price Index (“IPIM”)(2)	1,245.4%
Salaries Index(3)	1,941.9%
Exchange rate	1,489.0%

(1)

Since December 2006, the Consumer’s Price Index issued by INDEC was complemented with information from the Statistics and Censuses Department of the Province of San Luis

(2)

For the months of November and December 2015 it was used the Consumer’s Price Index from the Statistics and Censuses Department of the Autonomous City of Buenos Aires.

(3)

Last available information corresponds to June 2016.

In this context, as of December 31, 2016, we received, although with limitations, low tariff increases that could only partially offset the cost increase mentioned above. These tariff increases have been approved by s Resolutions 2852, 3347 and 3724 and stipulate the following increases, respectively:

-

An 8% graded increase as from April 1, 2014, a 14% accumulated increase as from June 1, 2014 and a 20% accumulated increase as from August 1, 2014

-

As from May 1, 2015 a 44.3% transitory increase for the natural gas transportation services tariff, and a 73.2% in the CAU.

-

-As from April 1, 2016 a 200.1% transitory increase in the natural gas transportation tariff and the CAU.

The last tariff increase could not be fully and timely implemented until October 6, 2016 as a result of the filing of appeals against its application. This issue was eventually settled by means of the Supreme Court ruling on August 18, 2016, which -among other issues- stipulated the following: the mandatory nature of the celebration of a Public Hearing before the outlining of any natural gas transportation and distribution tariff, as well as before the determination of hydrocarbon prices and the annulment of the Resolutions that determine tariff increases for residential users, whose tariffs were taken back to the ones in force as of March 31, 2016.

In this respect, the September Public Hearing was held from September 16 to 18, in accordance with the Supreme Court decision. Later, on October 6, 2016, ENARGAS issued Resolution 4054. Said Resolution replicates the terms included in Resolution 3724 regarding: (i) the 200.1% tariff increase on the tariff charts in force as of March 31, 2016 applicable to all natural gas transportation users, (ii) the execution of the Investments Plan, five times higher than the level of investment conducted in the 2015, for Ps. 794.3 million and (iii) restrictions to dividends payments. The tariff charts mentioned above have been effective since October 7, 2016.

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The situations described above and the delay in the implementation of the transitory tariff adjustment established through Resolution 3724 have had a major negative effect on our economic and financial condition over the last years.

The operation of our pipelines requires a high level of investments related to service quality, safety and reliability. That is why it was so important for us to achieve not only the implementation of the approved tariff increases, which should have been received in a timely manner, but also the beginning of the tariff review process in April 2016. This review process will constitute a significant step towards recovering tariff charts that promote a sustainable business that allows us to consolidate our commitment to quality and the efficient rendering of an essential public service such as natural gas transportation. The tariff review implementation is subject to the signature of the Comprehensive Renegotiation Agreement, the terms of which reflect those included in the version signed by TGS in the October 2011 and 2015 and the 2016 Transitory Agreement.

The December Public Hearing was held on December 2, with the aim of discussing, among other issues, the Tariff Review process and the six-monthly adjustments methodology. During this hearing, we exposed the economic damage we have endured over the last fifteen years due to the lack of updating of the applicable tariff charts and the impact of price and cost increases on our financial condition.

Within this context, revenues derived from natural gas transportation segment in the year ended December 31, 2016 increased by Ps. 1,073.2 million, compared to figures recorded in 2015. This increase is mainly attributable to the application of the 200.1% transitional increase approved by Resolutions 3724 and 4122 and the effect of its full implementation through Resolution 3347 in accordance with the guidelines mentioned above. These effects were partially offset by lower natural gas services to exports clients.

For further information related to the tariff status of this business segment, see Note 17.a to the Consolidated Financial Statements as of December 31, 2016.

Liquids Production and Commercialization

The Liquids segment accounted for nearly 64.4% and 68.8% of total net revenues in the years ended December 31, 2016 and 2015, respectively. Liquids activities are carried out at Cerri Complex, which is fed by our main pipelines. At the Cerri complex we obtain ethane, propane, butane and natural gasoline. We sell hydrocarbons in the domestic and exports market. In the domestic market, our propane and butane are sold to fractionating companies. In the exports

39

market, we sell these products and natural gasoline at international prices. Ethane is sold to Polisur at freely agreed prices.

Liquids revenues amounted to Ps. 4,768.3 million in the year December 31, 2016 (Ps. 1,860.5 million or 64.0% higher than figures recorded in 2015). The main causes behind this revenues increase correspond to the exchange rate relation between the Argentine peso and the U.S. dollar, higher volumes we have commercialized on our own and higher logistics services. These effects were partially offset by the drop in the international reference prices, as in spite of the recovery recorded in December, during much of the 2016 prices were lower than the ones recorded in 2015.

As mentioned above, on September 28 2016, we entered an ethane sale agreement with Polisur for the period comprised between May 1, 2016 and May 1, 2017. This agreement brings certainty regarding the commercialization of ethane with the only client who receives this product during its term of effectiveness.

We should also mention the agreements we entered with Geogas and Petrobras in 2016, that extended the propane and butane export sales until April 30, 2017 and of natural gasoline until January 2017, respectively. Thus, in January 2017 we entered into an annual natural gasoline sale agreement with Shell Trading US Company, which will expire in January 2018.

On the other hand, volumes dispatched from the Cerri Complex went down by 2.9% or 27,025 tons in the year ended December 31, 2016 compared to the year 2015. Conversely, the volume of the tons we sold on our own increased by 13.8% or 129,533 tons.

This year we kept complying with the Ministry of Energy and Mining requirements regarding the volumes that must be supplied to the domestic market within the frame of the New Stabilization Program and the Propane for Networks Agreement.

The New Stabilization Program and the Propane for Networks Agreement force us to sell these products at prices much lower than market ones, which prevents us from covering production costs and would result in a negative operating margin.

In the year ended December 31, 2016, we subscribed the thirteenth and fourteenth extension to the Propane for Network agreement and its corresponding addendums, which foresees propane deliveries for the periods May 2015 – April 2016 and May 2016 - April 2017, respectively.

In connection with both programs a compensation to be paid by the Argentine government was established. By virtue of that, on June 22 2016 we subscribed the Consent Letter through which we accepted to receive from the National government Argentine Bonds in U.S.  Dollars –

40

BONAR 2020- as payment for the compensations owed to us by the Government as of December 31, 2015 under the Propane for Networks agreement. Said bonds were received on October 5, 2016. As of the date of the issuance of the present Annual Report, we are conducting the necessary proceedings to collect the compensations that have not been paid by the Argentine government.

Other Services

The Midstream services we provide include natural gas treatment, separation and removal of impurities from the natural gas stream, and can involve natural gas gathering and transportation in gas fields, as well as inspection and maintenance services rendered to compressor plants and pipelines, steam generation for electricity production. This segment also comprises telecommunication services rendered through our controlled company Telcosur S.A.

Other services revenues went up by Ps. 241.8 million in the year ended December 31, 2016 with respect to 2015. This increase is mainly attributable to the exchange rate relation between the Argentine peso and the United States dollar on the revenues denominated in the latter currency and the higher revenues related to operation and maintenance and natural gas compression and treatment services rendered in 2016.

It was of the utmost importance to achieve the renewal and the twenty-year term extension of the natural gas compression and conditioning service of natural gas proceeding from Río Neuquén hydrocarbon field and the execution of a new agreement with the then operator of such field, Pampa Energía, involving processing capacity expansion works, which will be translated into additional revenues for us as from the second quarter of 2017.

Operating Costs, Administrative and Selling Expenses

Operating Costs, Administrative and Selling Expenses corresponding to the year ended on December 31, 2016 increased by approximately Ps. 1,901.9 million, 59.4% higher than in the previous year. Said variation is mainly a result of the increase in the cost of the natural gas processed at the Cerri Complex, mainly as a consequence of the increase in the price measured in Argentine pesos and the natural gas volumes bought as TPR, higher labor costs and other gas transportation operational costs.

Also, effective as from April 1, 2016, the Ministry of Energy and Mining issued Resolution 28/2016 which dictates an increase in the price of natural gas at well head. Given the drop in reference international prices and our forced participation in the several agreements and programs

41

related to the supply of propane and butane for the domestic market, this increase might even affect the Liquids business operative margins.

It is also worth mentioning that as from January 7, 2017 natural gasoline, propane and butane exports will not be subject to hydrocarbons withholding regimes. This is because the hydrocarbon export rights scheme created by Law 25,561 and the amendments thereto was not renewed upon its expiration date. For the year ended December 31, 2016, when the average applicable rates were of 1%, the total accrued exports withholding amounted to Ps. 11.1 million.

Other Operating results

Other operating results recorded a positive variation of Ps. 270.0 million, mainly as a consequence of the 2015 Ps. 324.4 million charge corresponding to the accounting recognition of the arbitration proceedings rights acquisition costs, after having fulfilled the necessary conditions for the cancellation of the loan granted to Pampa in October 2011.

It should be emphasized that the exercise of the Rights of the Arbitration Proceeding enabled us to continue the tariff renegotiation process as it was one of the conditions required for the Executive Branch’s signature of the Comprehensive Renegotiation Agreement and the implementation of the new tariff charts resulting from the tariff review process.

This effect was partially offset by the higher allowances for contingencies.

Net financial results

Negative financial results for the year ended December 31, 2016 recorded a decrease of Ps. 163.1 million with respect to the year 2015. The breakdown of the financial expenses is detailed below:

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The positive variation is mainly derived from a Ps. 306.4 million positive variation in the exchange difference, as a consequence of the lower devaluation of the Argentine peso. The US dollar/argentine peso exchange rate closed on December 31, 2016 at $15.89 per US dollar, representing a 21.9% increase (or Ps. 2.85 per each United States dollar) compared to the exchange rate observed at the closing of the 2015.

Regarding the net negative interest generated by financial instruments, it recorded a slight negative variation of Ps. 24.2 million, as a consequence of the exchange rate effect on interests accrued by the financial indebtedness denominated in United States dollars. This effect was partially offset by the interests earned by the financial assets due to higher interest rates and invested capital in 2016.

Lastly, these effects were partially offset by the Ps. 137.4 million negative variation in the result generated by derivative financial instruments (Ps. 8.9 million loss in 2016 versus 128.5 million gain in the year 2015).

Income tax

In 2016, we recorded a Ps. 489.3 million loss related to income taxes, whereas in the year 2015 this account had recorded a Ps. 113.6 million gain. Said negative variation is a result of the taxable income generated in the year 2016 contrasted against the taxable loss of the year 2015.

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11.2.

 Liquidity

Our primary funding sources and their application during the years ended December 31, 2016 and 2015 are shown in the table below:

Cash flows and cash equivalents net positive variation for the year ended December 31, 2016 was of Ps. 682.6 million. Net cash flows provided by operations increased by Ps. 1,674.6 million, mainly due to: better operating income and higher revenues derived from the settlement of the derivative financial instruments we contracted to mitigate the exchange rate variation risks related to our financial indebtedness.

In October 2016, as payment for the amounts owed to us as of December 31 2015 in return for our participation in the Propane for Networks Agreement, we received Argentine BONAR 2020 for an aggregate amount of Ps. 144.8 million, which are still kept in treasury due to the existing restrictions for their sale.

The positive variation mentioned above was partially offset by the Ps. 310.5 million cash flows applied to investment activities as a consequence of higher investments in fixed assets.

Cash flows applied to investment activities increased by Ps. 721.7 million. The main causes are: (i) the advance payment of the outstanding balance of bonds issued under 2007 Program in November 2016, (ii) higher amounts in the payments applied to the financial indebtedness due to the impact of the higher exchange rate and (iii) dividends payment approved by the Board of Directors held on January 13, 2016 in accordance with the power granted by the Shareholding Meeting that decided over the destination of the results corresponding to the year ended December 31, 2014.

11.3.

2016 Fourth Quarter versus 2015 Fourth Quarter

The table below presents a summary of the consolidated results of the fourth quarters ended December 31, 2016 and 2015:

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During the fourth quarter of 2016 we obtained a comprehensive gain of Ps. 462.0 million, as opposed to the comprehensive loss of Ps. 160.9 million recorded in the fourth quarter of 2015.

Total net revenues corresponding to the 2016 fourth quarter increased by Ps. 1,146.4 million or 82.6% with respect to the same period of the previous year.

Natural gas transportation revenues rose by Ps. 487.5 million in the 2016 fourth quarter compared to the same quarter of 2015. This positive variation was mainly attributable to the impact of the application of the 200.1% tariff increase agreed in the Transitory Agreement and enforced by Resolution 4122.

Liquids revenues went up by Ps. 571.8 million or 54.8% in the 2016 fourth quarter mainly as a consequence of the peso-dollar exchange rate increase and higher tons sold on our own account. Total volumes dispatched from the Cerri Complex decreased by 2.8% or 7,886 tons.

The Other Services segments recorded a Ps. 87.1 million increase, mostly due to effect of the Argentine peso’s devaluation on the sales denominated in US dollars, and higher natural gas compression and treatment services.

Cost of sales and administrative and selling expenses went up by approximately Ps. 1,678.3 million in 2016 fourth quarter, from Ps. 985.3 million recorded in 2015 fourth quarter, representing a Ps. 693.0 million (or 42.2%) increase. Said variation is derived from increases in: (i) costs of natural gas processed at the Cerri Complex, (ii) labor costs, (iii) tax on revenues (iv) other natural gas transportation operational costs.

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Other operating results recorded in 2016 fourth quarter presented a positive variation of Ps. 2.1 million compared to the same quarter of the previous year, recording a Ps. 5.4 million loss in 2016 against a Ps. 7.5 million loss in 2015.

Negative financial results in 2016 fourth quarter decreased to Ps. 150.4 million from the Ps. 640.8 million reported the previous year quarter. The Ps. 490.4 million positive variation is mainly due to the positive impact of the lower net exchange rate difference in the 2016 fourth quarter. This effect was partially offset by the loss generated by the derivative financial instruments we acquired in 2015, not having generated charges to results in the fourth quarter of 2016.

11.4.

 Consolidated Statements of Financial Position

The structure of our Shareholders’ Equity as of al December 31, 2016, 2015, 2014, 2013 and 2012 is summarized below:

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47

11.5.

Consolidated Statement of Comprehensive Income Summary

Summary of the consolidated statements of comprehensive income / (loss) information for the years ended December 31, 2016, 2015, 2014, 2013 and 2012:

11.6

 Comparative Statistics Data in Physical Units

11.7 Comparative ratios

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11.8

TGS share market value in Buenos Aires Stock Exchange at the closing of each last business day

	2016	2015	2014	2013	2012
January	17,00	7,60	4,13	3,10	2,78
February	21,00	9,10	4,20	2,56	2,75
March	17,30	12,70	4,58	2,82	2,88
April	18,00	12,00	5,14	3,04	2,63
May	18,00	10,80	6,45	2,91	2,62
June	19,90	11,40	5,57	2,60	2,20
July	19,55	11,10	6,08	3,06	2,30
August	18,25	11,65	7,04	3,35	2,27
September	20,80	10,90	10,00	3,80	2,12
October	22,40	16,70	8,78	4,15	1,90
November	25,60	17,70	9,00	4,36	1,92
December	29,60	17,05	7,80	3,80	2,22

12.

Further considerations

In accordance with the provisions of Title IV, Chapter I, Section I, article 1, subsection a.1) of NT 2013, below we include information requested by Law Nº 26,831 “Argentine Public Offering Law” under its section 60, subsection c), I, II, III and IV , thus reporting:

a)

Projected business policy and other relevant aspects pertaining to our business, financial and investments planning:

With respect to the regulated business, our objective is to reach an agreement with the National Governement to renegotiate our License and achieve a comprehensive recomposition of our tarfiff, as this is crucial to ensure our sustainable development. The implementation of the Comprehensive Renegotiation Agreement with the ensuing approval of the new tariff charts in effect for the 2017 – 2021 will allow us to have enough revenues to face an Investments Plan that ensures the maintenance of our pipeline system and the sustainablity of our services. We will also be able to adapt the pipeline system to meet the demands of our country’s energy development.

Our strategy in the Liquids segment will be to enhance production based on the different products sales margins and to develop alternative markets both in the domestic and exports scenarios. Given the current increasing trend in the prices of the natural gas used for processing we will seek to obtain this raw material at reasonable prices and thus keep a reasonable profitablity.

Given the difficult global scenario presented by the exports market our efforts will be oriented at renewing propane, butane and natural gasoline exports contracts, seeking the highest  possible profitability.

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In the domestic market, to address the issue of the increase in the acquisition of natural gas, we will work along with the national authorities to amend current LPG schemes to meet the needs of the most vulnerable sectors at reasonable margins.

b)

Issues related to organizational decision-making structures and internal control system  :

The making of decisions is responsibility of the Board of Directors, while said decisions are executed by the Management of the company. The top management is in charge of implementing the corporate strategy and is led by the Chief Executive Officer (CEO), who reports directly to the Board of Directors in accordance with the terms of section 270 of the Argentine Business Associations Law. The areas of Operations, Administration, Finance and Services, Regulatory and Institutional Affairs, Human Resources and Legal Affairs report directly to the CEO.

The areas of Safety, Enviroment, Quality and Internal Audit also report directly to the Chief Executive Officer.

We have devised an adequate internal control structure through different kind of controls targeted at mitigating several risks. The adequate performance of internal controls is assessed on a yearly basis as- besides- it constitutes a requirement of the United States Sarbanes-Oxley Act (to which we are subject for trading our shares in the United States Stock market). The internal controls structure’s annual assessment consists in the evaluation of its design to ensure controls are oriented at mitigating process-related risks and on the other hand a test is performed on their effectiveness. Based on the analisis performed in 2016, we have not detected significant deficiencies or material weaknesses to be reported.

The referential parameter we used for the mentioned internal control system assessment is the one outlined by  the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its 2013 version.

c)

Dividends policy proposed or recommended by the Board of Directors, with a well founded and detailed explanation:

The Board of Directors has not established a dividends policy.

d)

Compensation to the Board of Directors members and the corporate Management, option plans and any other modality of compensation to directors and managers. The mandatory nature

51

of disclosing this information shall extend to the controlled companies in which different systems or policies are applied:

The compensation to the members of the Board of Directors is determined by the Shareholders Meeting. The compensation to managers is made up of a fixed and a variable component, depending on the fulfillment of the objecties outlined by the Board of Directors. The members of the Board of Directors of the controlled company do not receive any payment. We currently don’t have stock option plans for the acquisition of TGS shares nor retirement plans for our employees.

e)

In compliance with the provisions of Tïtle IV, Chapter I, Section I, Article 1, subsection a.1) of the NT 2013 of the CNV Standards, in Exhibit I to this Annual Report, we include the information related to level of compliance with the Corporate Governance Code.

10

Board of Directors’ Proposal regarding the destination of results

The breakdown of the retained earnings as of December 31, 2016 is the following:

In thousands of Argentine Pesos
Balance of the Future Capital Expenditures Reserve approved by the Shareholders’ Meeting held on April 20, 2016	2,891
Total comprehensive income for 2016	930,675
Total	933,566
Proposal : Statutory reserve Reserve for future dividends	21,557 912,009

Autonomous City of Buenos Aires, March 7, 2017

Gustavo Mariani

Chairman of the Board of Directors

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TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

 (Stated in thousands of pesos as described in Note 3 except for weighted average of outstanding shares and basic and diluted earnings per share)

Gustavo MarianiBoard of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2015

(Stated in thousands of pesos as described in Note 3)

Notas	2016	2015
ASSETS			
Non-current assets			
Property, plant and equipment	11	5,333,344	4,219,520
Investments in associates	9	2,874	3,684
Other financial assets at amortised cost	16.c.	21,584	34,353
Other financial assets at fair value through profit or loss	8.1	142,872	44,063
Other receivables	8.a.	75,465	108,268
Trade receivables	8.b.	8,122	6,470
Total non-current assets		**5,584,261**	**4,416,358**
Current assets			
Other receivables	8.a.	378,272	393,780
Inventories		116,863	8,452
Trade receivables	8.b.	1,226,439	791,835
Derivative financial instruments	15.1.1	-	128,124
Other financial assets at amortised cost	16.c.	14,900	12,772
Other financial assets at fair value through profit or loss	8.1.	55,508	22,719
Cash and cash equivalents	8.c.	1,555,089	872,537
Total current assets		**3,347,071**	**2,230,219**
Total Assets		**8,931,332**	**6,646,577**
EQUITY			
Common stock		1,345,300	1,345,300
Legal Reserve		247,503	247,503
Future Capital Expenditures and Other Financial Expenses Reserve		-	175,000
Future dividends reserve		-	99,734
Future capital expenditures reserve		2,891	-
Accumulated retained earnings		930,675	(172,109)
Non-controlling interests		9	6
Total equity		**2,526,378**	**1,695,434**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	13	416,716	410,134
Advances from customers	8.d.	313,686	332,308
Loans	12	3,771,604	2,888,100
Other payables	8.e.	-	20
Total non-current liabilities		**4,502,006**	**3,630,562**
Current liabilities			
Provisions	14	221,433	150,586
Advances from customers	8.d.	37,594	25,779
Other payables	8.e.	3,816	40,895
Taxes payables	8.f.	59,192	92,560
Income tax payable		305,410	4,213
Payroll and social security taxes payable		168,859	116,932
Loans	12	145,396	447,092
Trade payables	8.g.	961,248	442,524
Total current liabilities		**1,902,948**	**1,320,581**
Total liabilities		**6,404,954**	**4,951,143**
Total equity and liabilities		**8,931,332**	**6,646,577**

The accompanying notes are an integral part of these consolidated financial statements.

Gustavo MarianiBoard of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(Stated in thousands of pesos as described in Note 3)

Gustavo MarianiBoard of Directors’ Chairman

              TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

                    (Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2016	2015
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Total comprehensive income / (loss) for the year	930,678	(172,109)
Reconciliation of total comprehensive income / (loss) to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	286,798	261,393
Consumption of materials	7,201	8,481
Share of profit from associates	(1,522)	(254)
Increase in allowances and provisions	98,833	46,202
Interest expense accrual	392,372	287,290
Interest income on Other financial assets other than Cash and cash equivalents	(37,616)	(47,174)
Income tax	489,305	(113,553)
Acquisition of the Rights of the Arbitration Proceeding (Note 16.a)	-	324,390
Derivative financial instrument results	8,933	(128,525)
Foreign exchange loss	623,756	948,456
Doubtful accounts	20,546	-
Changes in assets and liabilities:		
Other financial assets at fair value through profit or loss	-	(19,856)
Trade receivables	(524,014)	(474,352)
Other receivables	(227,569)	(120,299)
Inventories	(108,411)	20,679
Trade payables	487,238	(86,502)
Payroll and social security taxes	51,927	35,249
Taxes payables	(33,368)	48,391
Income tax	(39,189)	321
Other payables	(37,131)	(195)
Provisions	(27,986)	(45,963)
Interest paid	(324,869)	(230,031)
Income tax paid	(10,529)	(10,517)
Derivative financial instruments	118,490	(44,009)
Advances from customers	(6,359)	(20,478)
Cash flows provided by operating activities	2,137,514	467,035
CASH FLOWS USED IN INVESTING ACTIVITIES		
Additions to property, plant and equipment	(596,109)	(401,980)
Financial assets not considered cash equivalents	61,436	173,698
Cash flows used in investing activities	(534,673)	(228,282)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Payment of loans	(916,490)	(294,556)
Dividends paid to the Company's shareholders	(99,734)	-
Cash flows used in financing activities	(1,016,224)	(294,556)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	586,617	(55,803)
Cash and cash equivalents at the beginning of the year	872,537	789,420
Foreign exchange gains on Cash and cash equivalents	95,935	138,920
Cash and cash equivalents at the end of the year	1,555,089	872,537

The accompanying notes are an integral part of these consolidated financial statements.

For supplemental cash flow information see Note 6.

Gustavo Mariani
Board of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.

BUSINESS DESCRIPTION

Business Overview

Transportadora de Gas del Sur S.A. (“TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Major Shareholders

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (in the process of merging with Pampa Energía S.A. “Pampa Energía”), which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Argentine Branch and whose beneficiary is Petrobras Hispano Argentina SA, a wholly owned subsidiary of by Pampa Energía) (the "Trust"), who has a trust shareholding of 40% of the share capital of CIESA) and (iii) Grupo Inversor Petroquímica S.L. (member of GIP Group, headed by Sielecki´s family; “GIP”), and PCT L.L.C. ("PCT"), which directly and together with WST S.A. (Member of Werthein Group, "WST") indirectly through PEPCA S.A. ("PEPCA"), hold a 50% of the shareholding in CIESA.

The current shareholding structure of CIESA is the result of the transaction carried out on July 27, 2016, by which: (i) Pampa Energía S.A. and its subsidiary Pampa Participaciones SA sold all of the capital stock and votes of its ownership in PEPCA in favor of GIP (by 51%), WST (by 45.8%) and PCT (by 3.2%), and (ii) Pampa Inversiones S.A. transferred its status as beneficiary of the Trust to GIP and PCT, with a holding of 55% and 45%, respectively (the "Transaction").

On July 27, 2016, Pampa Energía SA acquired from an affiliate of Petroleo Brasileiro SA the total shareholding and votes of Petrobras Participaciones S.L., the controlling company of Petrobras Argentina S.A., and consequently the indirect control of Petrobras Hispano Argentina S.A.

As a result of the transactions mentioned before and in accordance with the regulations set forth by Law N° 19.550, section 258, and in view of the vacancies occurred in TGS’ Board of Directors, situation that is contemplated in section 23 of TGS´ bylaws, on July 27, 2016, the Supervisory Committee appointed the replacement Directors. Their terms of office will last until the upcoming General Ordinary Meeting of Shareholders.  On August 29, 2016, TGS’ Ordinary General Shareholders’ Meeting was held in which the management of the members of the Board of Directors was approved, and new directors and trustees were appointed to fill the vacancies generated with a term until the Ordinary General Shareholders’ Meeting that considers the financial statements for the year ending December 31, 2016.

On August 9, 2016, ENARGAS authorized the change of share control in CIESA, approving through Resolution No. I/3939: (i) the acquisition by Pampa Energía of the entire shareholding that Petrobras Participaciones S.L. held in Petrobras Argentina; (ii) the acquisition by GIP, WST and PCT of PEPCA shareholding; (iii) the transfer of rights made by Pampa Energía to GIP and PCT and, (iv) the

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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replacement of The Royal Bank of Scotland N.V. Argentine Branch as Trustee of the Trust, by TMF Trust Company (Argentina) S.A.

On December 7, 2016, Pampa Energía, Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Pampa Participaciones S.A. and Pampa Inversiones S.A. (jointly "Pampa Group") requested authorization from ENARGAS to exercise the exchange option (the "Exchange") provided for in the Transaction. The Exchange consists of a series of transfers by which Pampa Group transfers to GIP and PCT 40% of the capital stock of CIESA, while GIP and PCT transfer to Petrobras Hispano Argentina S.A. their status as Beneficiaries of the Trust. Thus, the Exchange did not modify GIP, PCT and WST percentage ownership of CIESA, and thereby TGS. Finally, the Exchange was approved by ENARGAS on December 29, 2016, and notified to CIESA on January 17, 2017.

On February 16, 2017, the Extraordinary Shareholders’ Meetings of Pampa Energía and Petrobras Argentina S.A approved the merger commitment mentioned above. The merger will be effective as of November 1, 2016. At the date of issuance of these consolidated financial statements, the administrative compliance of the merger is still pending by the controlling bodies.

Mandatory tender offer (the“Offer”)

In accordance with the provisions of Capital Market Law No. 26,831 (the "Capital Markets Law") and the Rules of the Comisión Nacional de Valores ("CNV") ("New Text 2013" or "NT 2013") adopted by General Resolution No. 622/13 on mandatory tender offers for change of control and acquisition of significant indirect interest, on July 27, 2016, the Company was notified by GIP, WST and PCT of its intention to launch a tender offer for the Company's Class "B" common shares, representing up to 24.5% of the common stock of TGS, which are listed on the Buenos Aires Stock Exchange. The Offer is subject to the terms and conditions that will be indicated in the prospect that will be issued opportunely, once the CNV approves it.

GIP, WST and PCT reported that their Boards resolved to set the price of the Offer in Ps. 18.20 per share (the "Offered Price").

On August 22, 2016, the Company's Board of Directors asserted that the Price Offered under the Offer is reasonable and fair and also approved the report required by the Capital Markets Law, all based on the conclusions provided by two independent evaluators provided by GIP, WST and PCT and a consultant provided by TGS.

On October 21, 2016, GIP, WST and PCT informed TGS that their Boards resolved to increase the Offered Price to Ps.18.39.

The Offer was finally authorized by the CNV on December 22, 2016. Subsequently, on December 30, 2016, GIP, PCT and WST launched that offer in the US. The US offer is subject to the same terms and conditions indicated in the prospectus authorized by the CNV on February 6, 2017. The offer was made concurrently in both the Buenos Aires and US stock markets. The period of acceptance of the Offer will expire on March 8, 2017, with an additional term until March 15, 2017.

Further information regarding the announced Offer is available in the “EDGAR” section (Gas Transporter of the South Inc.) of the SEC in www.sec.gov.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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2.

CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its consolidated financial statements for the years ended December 31, 2016 and 2015 in compliance with the provisions of Title IV, Chapter I, Section I, Article b.1) of the NT 2013. In these consolidated financial statements as of December 31, 2016, TGS and Telcosur S.A., its consolidated subsidiary, are jointly referred to as “the Company”.

3.

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”), jointly the “IFRS”.

NT 2013 mandates the application of Technical Resolution (“TR”) N° 26 and TR N° 29 approved by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”). Both TRs establish that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 26,831) should adopt IFRS issued by the IASB.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, impairment of property, plant and equipment, and present value of long term receivables. Actual results could be significantly different from such estimates.

The presentation in the statement of financial position distinguishes between current and non-current assets and liabilities. The assets and liabilities are those expected to be recovered or settled within twelve months after the end of the reporting period under review, and those held for sale. The fiscal year begins on January 1 and ends on December 31 of each year. The economic and financial results are presented on a fiscal year basis.

The consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), the functional currency of the Company and its subsidiary, unless otherwise stated. For further information, see Note 4.c.

4.

SIGNIFICANT ACCOUNTING POLICIES

a)

New accounting standards

New standards and interpretations issued by the IASB effective for the periods beginning on or after January 1, 2016 adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and were mandatory for the Company’s fiscal periods beginning on or after January 1, 2016:

Amendments to IAS 1 “Presentation of financial statements”.

In December 2014, the IASB issued amendments to IAS 1. The amendments aim is to clarify the guidance included in IAS 1 for the presentation of financial statements. Amendments to IAS 1 make the following changes:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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•

Introduced modifications to the guidance included in IAS 1 regarding materiality considerations.

•

The amendment added additional examples of possible ways of ordering the notes to clarify that understandability and comparability

•

Made clarification on the breakdown of information and the inclusion of subtotals.

These amendments will be applicable for annual periods beginning on or after January 2016, with earlier application permitted.

New standards and interpretations issued by the IASB not effective for the periods beginning on January 1, 2016 and that have not been earlier adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and are mandatory for the Company’s fiscal periods beginning on or after January 1, 2016 or later and which have not been early adopted by the Company:

IFRS 15 Revenue from contracts with customers

In May 2014, IFRS 15 was issued which establishes a single model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 “Revenue”, IAS 11 “Construction Contracts” and the related interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation. IFRS 15 introduces a 5-step approach to revenue recognition:

Step 1: Identify the contract with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The new revenue recognition model established in IFRS 15 is applicable to all contracts with customers, except lease contracts, insurance contracts and financial instruments. The recognition of interest and dividends are not under the scope of this standard.

IFRS 15 will be applicable for annual periods beginning on or after January 1, 2018, with earlier application permitted.

The Company is currently analyzing the impact of IFRS 15 requirements and, as of the date of the issuance of these consolidated financial statements, it is not possible to reasonably determine its impact.

IFRS 9 Financial instruments

In July 2014 a new revised version of IFRS 9 was issued. The complete version of IFRS 9 replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. Also, new requirements to classify and measure financial assets were included in this version.

IFRS 9 will be applicable for annual periods beginning on or after January 1, 2018, with earlier application permitted.

The Company is analyzing the impact of IFRS 9 and, as of the date of the issuance of these financial statements, it is not possible to reasonably determine its impact.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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Annual improvements to IFRSs 2012 – 2014 Cycle

The annual improvement to IFRSs 2012 – 2014 Cycle include four amendments to IFRSs issued by the IASB, among them IAS 34 “Interim financial reporting”. The standard requires new disclosures to be included in the interim financial statements.

These amendments will be applicable for annual periods beginning on or after July 1, 2016, with earlier application permitted.

The Company is currently analyzing the impact of the new disclosure requirements.

IFRS 16 “Leases”

In January 2016, IFRS 16 was issued which establishes the new model of registration of leasing operations. This standard replaces the current guidance on the accounting for such operations in IAS 17 "Leases" and related interpretations when it comes into force.

As a result of the modifications introduced, the accounting treatment of leases in the tenant's accounting will undergo major changes. IFRS 16 eliminates the dual accounting model for tenants distinguishing between on-balance sheet finance leases and operating leases for which no recognition of future lease payments is required. Instead, a unique, in-balance model is developed that is similar to the current leasing model. There are certain exceptions for short-term and insignificant leases.

The landlord's accounting will not be changed.

IFRS 16 will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted. Adoption is retroactive.

The Company is currently assessing the impact of IFRS 16 and as of the date of these consolidated financial statements is not reasonably possible to determine its impact.

Amendments to IAS 12 "Income Taxes"

In January 2016, the IASB issued certain amendments with respect to the recognition of deferred tax assets for unrealized losses.

These amendments will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

Amendments to IAS 7 "Statements of Cash Flows"

In February 2016, the IASB issued certain amendments regarding disclosures of the Statement of Cash Flows.

Modifications to the Disclosure Initiative (Amendments to IAS 7) aim entities to disclose information that enables users of financial statements to evaluate changes in liabilities arising from financing activities. For this purpose, the IASB requires that an entity shall disclose the following changes in liabilities arising from financing activities: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair value; and (v) other changes.

Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

These amendments will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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IFRIC 22 — Foreign Currency Transactions and Advance Consideration

This interpretation refers to the determination of the "transaction date" that determines the exchange rate to be used in the initial recognition of an asset, expense or income related to an entity that received or paid a foreign currency advance. Applies to foreign currency transactions when an entity recognizes a non-monetary asset or non-monetary liability arising from the receipt or payment of advance consideration before the entity recognizes the related asset, expense or income.

For the purpose of determining the exchange rate to be used in the initial recognition of an asset, expense or income, the transaction date is the date on which the non-monetary asset or liability derived from the receipt or payment of the advance is recognized.

This interpretation applies to fiscal years beginning on or after January 1, 2018. Early adoption is permitted. The initial application may be retroactive or prospective from: i) the beginning of the period in which it is applied; or (ii) the beginning of an earlier comparative period.

b)

Consolidation

Subsidiary

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Furthermore, Telcosur is the only consolidated subsidiary of the Company and its financial statements as of December 31, 2016 have been used for consolidation purposes. Detailed data reflecting subsidiary control as of December 31, 2016 and 2015 is as follows:

	% of shareholding
Company	and votes	Country	Closing date	Main activity

Telcosur S.A.	99.98	Argentina	December 31	Telecommunication Services

Associates

Associates are entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

The Company accounted for the investments in its associates, on the basis on the financial statements as of September 30, 2016 of Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay SA (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2016 of Link and TGU, from this date to December 31, 2016.

As mentioned in note 21, on October 13, 2016, the liquidator of EGS ordered the payment of a dividend in kind to its shareholders, which was made in proportion to their shareholdings. For this

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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reason, as of December 31, 2016, the valuation of the investment in EGS has been adjusted in Ps. 2,289.

Profits and losses resulting from upstream and downstream transactions between the Company and its associate are recognized in the Company’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

According to Link’s accounting policies, certain items of PPE are measured using the revaluation model, meanwhile, as it is stated in note 4.j to the present Consolidated Financial Statements, the Company use the cost model to measure PPE items.  Furthermore, as of December 31, 2016, investment in Link has been reduced to zero in the extent that it recorded a shareholders’ equity below zero according to the accounting policies used by TGS. As of the date of issuance of these Consolidated Financial Statements, has not incurred in any legal or constructive obligation or made payments on behalf of the associate.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2016 and 2015:

	% of shareholding
Company		Country	Main activity	Closing date

TGU	49.00	Uruguay	Pipeline Maintenance	December 31
EGS	49.00	Argentina	Pipeline exploitation and construction	December 31
Link	49.00	Argentina	Pipeline exploitation and construction	December 31

c)

Foreign currency translation

Functional and presentation currency

The consolidated financial statements are presented in Argentine Pesos, which is the Company’s functional currency. Items included in the financial statements of each of the Company’s entities (TGS and Telcosur) are measured using the Argentine Pesos, which is the currency of the primary economic environment in which these entities operate (‘the functional currency’).

IAS 29 "Financial reporting in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, are expressed in terms of the current unit of measure at the reporting date of the reporting period. For this purpose, in general terms, the inflation produced from the date of acquisition or from the date of revaluation, as appropriate, should be included in non-monetary items. In order to conclude about the existence of a hyperinflationary economy, the standard details a series of factors to consider including a cumulative rate of inflation in three years that approaches or exceeds 100%.

As of December 31, 2016, for companies in Argentina, it is not possible to compute the cumulative inflation rate for the three-year period ended on that date based on official data of the Instituto Nacional de Estadísticas y Censos (“INDEC”), because in October 2015, INDEC ceased to compute the Wholesale Price Index, and started to compute it again as from January 2016.

Although during the first half of 2016 inflation increased mainly as a result of the devaluation of the Argentine peso and other factors, according to official data, inflation is currently declining.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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At the end of the reporting period, as a result of: (i) local inflation data has not been reported consistently, (ii) the slowdown in inflation in the second half of 2016 and (iii) mixed qualitative indicators suggest that there are not conclusive evidence that the Argentine peso meet the characteristics to qualify as the currency of a hyperinflationary economy according to the guidelines established in IAS 29 and, therefore, these consolidated financial statements have not been restated in constant currency.

However in recent years, certain macroeconomic variables affecting the Company's operations, such as wage costs, prices of inputs and services, have undergone significant annual variations. This circumstance should be considered in the evaluation and interpretation of the financial situation and results presented by the Company in these Consolidated Financial Statements.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the statement of comprehensive income within financial income and financial expenses, as appropriate.

Associates

The company located abroad, TGU, has a functional currency different from the Argentine peso. Assets and liabilities were converted into Argentine pesos using the exchange rate prevailing at the end of each year, their common stock and retained earnings at their historical exchange rates and results at average exchange rates.

d)

Financial instruments

Classification

Financial assets are classified into the following categories:

1.

Financial assets at fair value through profit or loss: Includes financial assets held for trading or selling in the near future or designated by the management upon initial recognition. The Company includes in this category balances in mutual funds, public and private bonds, and certain deposits in guarantee which are valued at fair value at each closing date.

2.

Financial assets held to maturity: Within this category, TGS includes non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has the intent and ability to hold to maturity. The Company includes in this category fixed term deposits.

3.

Loans and other receivables. Within this category the Company includes financial assets with fixed or determinable payments that are not quoted in an active market. Current assets are included, except those whose maturity exceeds twelve months, which are included as non-current assets. The Company includes in this category bank accounts and cash on hand, trade receivables, other receivables and other financial assets valued at amortized cost.

4.

Financial assets available for sale. Financial assets available for sale are non-derivatives that   are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. As of December 31, 2016 and 2015, there are no instruments classified in this category.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Financial liabilities are classified into the following categories:

1.

Financial liabilities at fair value through profit or loss: Includes financial liabilities held for trading. As of December 31, 2016, there are no instruments classified in this category.

2.

Other financial liabilities: Within this category the Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months, which are included as non-current liabilities. The Company includes in this category trade payables, loans, payroll payables, derivative financial instruments and other payables except for investing in associates.

The classification of the financial instruments depends on the nature and purpose of the financial assets and liabilities and is determined at the time of initial recognition.

Recognition and measurement

Financial assets are initially measured at fair value, net of transaction costs except for those financial assets classified at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value recognizing the corresponding interest charge. Financial assets available for sale and financial assets at fair value through profit or loss are subsequently recorded at fair value. Loans and receivables and financial assets held to maturity are subsequently recorded at amortized cost in accordance with the method of the effective rate of interest, less, if applicable, impairment losses.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the statement of comprehensive income within ‘Financial Income’ in the period in which they arise.

Financial liabilities at fair value through profit or loss are initially and subsequently recorded at fair value. Other financial liabilities, including loans, are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate, recognizing the corresponding interest charge.

Impairment of financial assets at amortized cost

The Company assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired and if so, an impairment charge is recorded. Impairment losses are incurred if there is objective evidence of impairment as a result of one or more events occurring after initial recognition of the asset and that event (or events) has a negative impact on the estimated future projected cash flows of the financial asset or group of financial assets that can be reliably estimated. For this, the Company evaluates several factors, including the credit risk of customers, historical trends and other available information.

The carrying amount of the asset is reduced through an allowance account and the amount of the loss is recognized in the statement of comprehensive income at the time it occurs. If in subsequent periods, the amount of the impairment loss decreases, the reversal is also recorded in the statement of comprehensive income.

As of December 31, 2016 and 2015, impairment of financial assets corresponds to the allowance for doubtful accounts indicated in Note 8.b.

Offsetting of financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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e)

Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under "Financial expenses" in the statement of comprehensive income.

Derivative financial instruments have been measured in accordance with IFRS 13.

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged. As of the date of the issuance of these financial statements, the Company has not applied hedge accounting in any of its outstanding derivative financial instruments.

The Company does not use derivative financial instruments for speculative purposes.

As of December 31 2015, the Company entered into currency forward agreements with major financial institutions for the purchase of U.S. dollars, which are disclosed under "derivative financial instruments" in the statement of financial position. A (decrease) / increase of financial expenses for the fiscal years 2016 and 2015 is recognized in the statement of comprehensive income within "derivative financial instruments result".

f)

Inventories

Inventories consist of natural gas (in excess of the “Line Pack” classified as property, plant and equipment) in the Company’s pipeline system, and the liquids obtained from natural gas processing at the Cerri Complex.

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average price method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

g)

Trade receivables, other receivables and trade payables

Trade receivables and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables.

An allowance for trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments, including the customers’ credit risk, historical trends and other relevant information are considered indicators that such receivables are impaired. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of comprehensive income within selling expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the statement of comprehensive income.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Tax credits (income tax and value added tax -“VAT”) recorded as a result of the reversion of the tariff increase (Note 16.a.) have been valued at the discounted value of the amounts expected to be collected using a market interest rate.

Trade payables have been initially valued at their fair values and subsequently at their amortized cost, using the effective interest method.

h)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank accounts, fixed term deposits and other short-term highly liquid investments with original maturities of three months or less.

i)

Other financial assets at fair value through profit or loss

The Other financial assets at fair value through profit or loss consist of public and private bonds and mutual funds not considered as cash equivalents.

Initially they were recognized at fair value and subsequently measured at fair value through profit or loss.

Results from Other financial assets at fair value through profit or loss are recognized in the Statement of Comprehensive Income as "Financial Income".

j)

Property, plant and equipment (“PP&E”)

Property, plant and equipment are recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive income when they are incurred.

Property, plant and equipment are comprised as follows:

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation.

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation. The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

-

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the Consejo Profesional de Ciencias Económicas (“CPCECABA”) established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, may be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities.

After its first application, IFRS allows to choose the accounting policy to be used for the measurement of PPE. The alternatives allowed by IAS No. 16 - Property, plant and equipment - ("IAS 16") are the "cost model" or the "revaluation model". The Company chose to continue to apply the cost model for all kinds of elements PPE, using the "deemed cost" determined at the date of transition, as mentioned above.

Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by ENARGAS through Resolutions No. 1,660 and No. 1,903 of the year 2000.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates.

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. For further information, see Note 11.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of comprehensive income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 39,735 and Ps. 22,676 for the years ended December 31, 2016 and 2015.

Impairment of non-financial assets

At each statement of financial position date, the Company reviews the carrying amounts of its property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss (e.g. significant decreases in the market value of assets, in the prices of the main products sold by the Company, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage). If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of comprehensive income.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. To such end, the Company makes estimates and assumptions of the economic conditions that will prevail throughout the useful life of the assets.

As a result of the factors mentioned above, actual cash flows and values could vary significantly from projected cash flows and the values derived from the discounting techniques used.

As of December 31, 2016 and 2015, the carrying value of PPE does not exceed their recoverable value.

k)

Financial Leases

TGS classifies leases as financial when it assumes substantially all the risks and benefits of ownership of leased assets. To that end, an asset and a liability are initially recognized at the same amount as the lower value that results from comparing the fair value of the leased asset and the present value of the minimum lease payments.

Subsequently, each finance lease payment should be apportioned between the finance charge and the reduction of the outstanding liability (the finance charge to be allocated so as to produce a constant periodic rate of interest on the remaining balance of the liability). The corresponding lease payments, net of financial charges, are included in "Financial leases" in the current and non-current financial Loans of the Statement of Financial Position. Interest on the financial cost is charged to the Statement of Comprehensive Income in the period of the lease in order to obtain a constant periodic interest rate on the debt pending amortization in each period.

Assets acquired through finance leases are depreciated over the useful life of the assets received in accordance with current depreciation policies.

l)

Loans

Loans have been initially recorded at the amount received. Subsequently, loans are valued at their amortized cost. Liabilities are disclosed as non-current when their maturity exceeds twelve months.

m)

Income tax and deferred income tax

Income tax includes current tax and deferred income tax. Income Tax is presented in the Statement of Comprehensive Income.

The current income tax is calculated on the basis of tax regulations in force at each year-end. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2016 TGS recognized an income tax provision of Ps. 482,721. As of December 31, 2015, there are no provisions for this concept.

The Company has calculated their respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences based on the legal requirements effective at the date of preparation of these consolidated financial statements.

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for deferred tax liabilities where the Company is able to control the timing of the

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

reversal of the temporary difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Current and deferred tax assets and liabilities have not been discounted.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

n)

Asset tax

The Company is subject to the Impuesto a la Ganancia Mínima Presunta (the “Asset Tax” Law). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

When the Company considers it is probable that the position of asset tax is utilized as payment on account of income tax, TGS accounts for asset tax credit as current or non-current, as appropriate, under "Other receivables" in the statement of financial position. As of December 31, 2016, the Company recorded a balance of Ps. 71,405 offsetting the balance of income tax payables. As of December 31, 2015, the Company recorded under "Other non-current receivables" a balance of Ps. 42,500.

o)

Provisions

The Company has recorded provisions related to legal actions, judicial court, claims and administrative proceedings, including those of legal and regulatory nature.

Provisions for legal claims and/or claims by third parties ("legal claims and others") are recorded when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information.

p)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods and/or services supplied. The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities, as described below.

Tax on exports and turnover tax are disclosed as Selling Expenses.

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer and (ii) interruptible natural gas transportation whose revenues are recognized at the inception of the rendering of the service.

Liquids Production and Commercialization services includes: (i) Liquids production and commercialization for its own account and on behalf of third parties, whose revenues are recognized at the time of the delivery of the liquids to the customers, and (ii) Other Liquids services, which corresponds mainly to the receipt, storage and dispatch from facilities located in Puerto Galván, and whose sales revenues are recognized when the service is provided.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Services from Other Services segment primarily consist of the treatment, removal of impurities and natural gas compression, as well as inspection and maintenance of pipelines and compressor plants and services of steam generation for electricity production.

Also, TGS provides telecommunications services provided through Telcosur. Revenues in this segment are recognized when the service is provided.

q)

Advances from customers

Mainly consist of pre-payments for services made by customers in order to finance the works to render the service. Advances from customers are recognized initially at their fair value. Subsequent to initial recognition, advances  from customers are measured at their amortized cost which is higher than the cost of rendering the agreed services  that will cancel said advances.

r)

Equity accounts

The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force.

Common stock

The common stock consists of contributions made by shareholders represented by shares and comprises outstanding shares at their nominal value.

Adjustment to common stock

Common stock accounts were restated in constant currency in accordance with previously applicable accounting standards in Argentina to the implementation of IFRS. Common stock account was kept at nominal value and the adjustment arising from such restatement is shown under “Inflation Adjustment to common stock”.

Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses in accordance with the compensation method specified under “Accumulated Retained earnings”.

Legal Reserve

Pursuant to the provisions of the Argentine Business Association Law and the CNV, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Future dividends reserve

Corresponds to the remaining balance of the appropriation made by the General Annual Shareholders’ Meeting held on April 23, 2015, for which a specific amount was intended to constitute a special future dividends reserve. In addition, the Shareholders delegated on the Company’s Board of Directors the determination of the date and amount of the dividend distribution.

TGS’ Board of Directors’ meeting held on January 13, 2016 ordered the payment of a cash dividend by means of the total withdrawal of said reserve. And thus, as of December 31, 2016, the future dividends reserve has no balance.

Future Capital Expenditures and Other Financial Expenses Reserve

The Company’s Shareholders’ Meeting allocates a specific amount to establish a special reserve to Future Capital Expenditures and Other Financial Expenses.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The balance as of December 31, 2016 corresponds to the reserve constituted by the Ordinary and Extraordinary Shareholders' Meeting of TGS held on April 20, 2016.

Distribution of dividends

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders’ Meeting, as appropriate.

Retained earnings

The outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned above “Legal reserve”.

General Resolution No. 593/2011 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these.

s)

Basic and diluted (losses) / earnings per share

Basic earnings per share as of December 31, 2016 and 2015 were calculated by dividing the amount of income or loss attributable to Shareholders of the Company by the weighted average number of ordinary shares outstanding during the fiscal year (794,495,283 shares). Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

t)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The Company’s CODM is the Board of Directors. Business segment information is provided in note 7 below.

u)

Dividend distribution

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders’ Meeting, as appropriate.

Dividends distributed during years ended December 31, 2016 and 2015 amounted to Ps. 99,734 (Ps. 0.12 per share) and Ps. nil, respectively.

v)

Comparative information

For the purposes of the comparative presentation, necessary reclassifications were made on the financial statements of the previous year to be presented on a uniform basis. The modification of the comparative information does not imply changes in the decisions taken in due course.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

5.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Critical accounting policies are those that are most important to the portrayal of the Company’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Company’s results of operations. The Company’s critical accounting policies are discussed below:

(a) Impairment of PPE

The Company considers each of its business segments to be a single cash generating unit. Accordingly, the Company evaluates the carrying value of its property, plant and equipment on a segment-by-segment basis at the end of each fiscal year. In addition, the Company periodically evaluates the carrying value of its property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The calculation of the value in use is based on the definition of discounted future cash flows. The projected cash flows are prepared taking into account: (i) projections of the price of liquids and purchase cost of natural gas used as raw material associated with the Liquids and Commercialization segment, (ii) estimates relating to the amount of the tariff increase and the recognition of cost adjustments for the Natural Gas Transportation segment, (iii) projections of the future costs to be incurred, (iv) the use of certain macroeconomic variables such as interest rates, inflation, foreign exchange rates. The discount rate is the weighted average cost of capital (“WACC”).

The Company recorded no impairment losses of components of property, plant and equipment at December 31, 2016 and 2015.

Due to the uncertainties surrounding the tariff renegotiation process as describes in Note 16.a), estimates of future tariff adjustments are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs. Within this framework, during 2016, the Company received a limited transitional increase of 200.1% and began the Integral Tariff Revision (“RTI” process). For further information, see Note 16.a to these consolidated financial statements.

In performing the analysis, TGS based on: (i) the status of the negotiations with the Argentine government and the impact of the tariff increases received, (ii) the current regulatory framework, (iii) recent experiences and renegotiation agreements signed by other gas and electricity utility peers, (iv) management’s expectations regarding other measures that management believes are likely to be taken by the Argentine government to deal with the present economic situation of gas and electricity utilities, and (v) expectations of the Company to conclude the RTI process, with the application of tariff increases as from 2017 and the impact of a cost monitoring scheme that allows the realization of semiannual adjustments at current tariffs.

In this sense, as of December 31, 2016the Company has prepared three different estimates of expected cash flows to which the following percentages of probability of occurrence have been assigned: optimistic: 20%, base: 70% and pessimistic: 10%. Each of the cash flows prepared contains assumptions regarding the implementation of an Integral Renegotiation Agreement, which includes different estimates related to the amount of tariff increases for the Natural Gas Transportation segment.

Based on those estimations, the estimated discounted cash flows were higher than the carrying amount of such assets as of December 31, 2016.

Since the preparation of the different estimates of cash flows implied the modification of the assumptions used for their preparation and all of them imply to obtain of a new tariff scheme that

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

remunerates in a fair and reasonable way the provision of the natural gas transportation public service and the recovery of the invested capital, even in the pessimistic estimation, the Company considers unnecessary the realization of any additional sensitivity analysis to the established premises.

As of December 31, 2016, there are no recognized impairment losses that may be reversed.

(b) Allowances for doubtful accounts

The Company provides for doubtful accounts relating to its accounts receivables. The allowance for doubtful accounts is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

(c) Provisions for legal claims and others

The Company has certain liabilities with respect to existing court or out-of-court claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such provisions are based on developments known at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

(d) Income Tax

Deferred tax assets are recognized for all tax losses to the extent that it is probable that there will be a tax benefit against which these losses can be utilized. Determining the amount of deferred tax assets that can be registered requires a considerable judgment by the Management, based on the probable term and level of future taxable profits together with future tax planning strategies and macroeconomic variables affecting the business. As of December 31, 2015, the Company recorded a deferred tax asset for the tax loss carryforward in this fiscal year amounting to Ps. 58,936.

6.

SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Cash and cash equivalents at the end of the year ended December 31, 2016 and 2015 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

7.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The CODM evaluates the business based on the differences in the nature of the Company’s products and services. The business segment information is reported consistently with the information reviewed by the Board of Directors. The amount reported for each segment item is the measure reported to the CODM for these purposes. This measure is the operating profit / deficit.

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•

Reported revenues of the operating segments are 10%t or more of the combined revenue, internal and external, of all operating segments;

•

The absolute amount of reported profit or loss is 10% or more of the greater, in absolute amount, of (i) the combined reported profit of all operating segments that did not report a loss and (ii) the combined reported loss of all operating segments that reported a loss.

•

Assets are 10 per cent or more of the combined assets of all operating segments

As well as this, the operating segments that do not meet any of the quantitative thresholds can be considered as reportable segments if the management estimates that this information could be useful for the users of the financial statements.

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments amounts to less than 75% of the total Company’s consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75% of the Company’s consolidated external revenue is included in reportable segments.

Segment information has been prepared and classified according to different types of businesses in which the Company conducts its activities. The four reportable segments under IFRS 8 are as follows:

•

Natural Gas Transportation: revenues of this business segment are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the customer. The Company also provides interruptible natural gas transportation services subject to available pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation.

•

Production and Commercialization of Liquids: Liquids production and commercialization activities are conducted at Cerri Complex, which is located, near the city of Bahía Blanca in the Province of Buenos Aires. In the Cerri Complex, ethane, LPG and natural gasoline are extracted from the natural gas, which arrives through three main pipelines from the Neuquén and Austral natural gas basins. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

•

Other services: Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production.

•

Telecommunications: Telecommunication services are rendered through Telcosur, a company controlled by TGS. Telcosur provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Detailed information on each business segment for the years ended December 31, 2016 and 2015 is disclosed below:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.

SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)

Other receivables

The breakdown of other receivables based on its currency of origin is the following:

b)

Trade receivables

The breakdown of trade receivables based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The movement of the allowance for doubtful accounts is as follows:

c)

Cash and cash equivalents

The breakdown of cash and cash equivalents based on its currency of origin is the following:

d)

Advances from customers (1)

(1) They are mainly related to the financing of expansion works for the rendering of services contracted by such clients. The advance will be settled with the effective rendering of the service.

Advances from customers are denominated in pesos.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

e)

Other payables

Other payables are denominated in pesos.

f)

Taxes payables

Taxes payables are denominated in pesos.

g)

Trade payables

The breakdown of trade payables based on its currency of origin is the following:

h)

Cost of sales

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

i)

Expenses by nature – Information required under art. 64 paragraph I, clause B)  Commercial Companies Law

2016					
		Operating expenses				
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses
Salaries, wages and other contributions	814,731	403,546	200,403	163,999	46,783	-
Social security taxes	139,356	64,518	33,944	30,874	10,020	-
Compensation to Directors and Supervisory Committee	6,328	-	-	6,328	-	-
Professional services fees	41,392	1,434	3,645	32,657	3,656	-
Technical operator assistance fees	168,008	54,128	113,880	-	-	-
Materials	43,205	14,153	29,052	-	-	-
Third parties services	94,185	37,014	49,257	7,914	-	-
Telecommunications and post expenses	5,177	342	1,087	3,405	343	-
Rents	3,219	722	252	2,099	146	-
Transports and freight	27,614	17,020	9,846	709	39	-
Easements	19,315	19,315	-	-	-	-
Offices supplies	2,679	917	305	1,223	234	-
Travels expenses	9,972	4,832	1,550	2,742	848	-
Insurance	26,509	15,048	9,330	1,771	360	-
Property, plant and equipment maintenance	209,257	150,923	52,100	5,065	1,169	-
Depreciation of property, plant and equipment	286,798	190,031	47,928	48,839	-	-
Taxes and contributions	355,446	80,365	8,927	728	265,426 (1)	-
Advertising	584	-	-	-	584	-
Doubtful accounts	20,546	-	-	-	20,546	-
Banks expenses	2,120	-	-	2,120	-	-
Interests expense	431,561	-	-	-	-	431,561
Foreign exchange loss	711,822	-	-	-	-	711,822
Other financial charges	66,392	-	-	-	-	66,392
Derivative financial instruments	8,933	-	-	-	-	8,933
Costs of services rendered to third parties	40,453	-	40,453	-	-	-
Transactions among business segments	-	(71,079)	71,079	-	-	-
Other expenses	28,136	13,908	5,962	4,906	3,360	-
Total 2016	3,563,738	997,137	679,000	315,379	353,514	1,218,708

(1) Includes tax on exports of Ps. 11,081 for the year ended December 31, 2016.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

2015					
		Operating expenses				
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses
Salaries, wages and other contributions	564,489	295,429	121,264	114,577	33,219	-
Social security taxes	98,812	46,067	19,839	25,962	6,944	-
Compensation to Directors and Supervisory Committee	5,379	-	-	5,379	-	-
Professional services fees	25,025	563	1,124	21,139	2,199	-
Technical operator assistance fees	52,481	3,000	49,481	-	-	-
Materials	29,113	10,545	18,568	-	-	-
Third parties services	51,604	20,161	25,429	6,014	-	-
Telecommunications and post expenses	4,161	445	778	2,714	224	-
Rents	2,619	516	367	1,615	121	-
Transports and freight	19,506	12,484	6,634	381	7	-
Easements	15,003	15,003	-	-	-	-
Offices supplies	1,508	531	239	634	104	-
Travels expenses	8,279	4,069	1,290	2,285	635	-
Insurance	22,850	12,935	8,280	1,279	356	-
Property, plant and equipment maintenance	137,814	105,054	28,791	3,262	707	-
Depreciation of property, plant and equipment	261,393	184,251	66,734	10,408	-	-
Taxes and contributions	261,712	60,094	4,999	524	196,095 (1)	-
Advertising	154	-	-	-	154	-
Banks expenses	1,430	-	-	1,430	-	-
Interests expense	320,428	-	-	-	-	320,428
Foreign exchange loss	1,164,585	-	-	-	-	1,164,585
Other financial charges	41,718	-	-	-	-	41,718
Costs of services rendered to third parties	26,375	-	26,375	-	-	-
Transactions among business segments	-	(21,435)	21,435	-	-	-
Other expenses	17,486	8,512	4,376	4,033	565	-
Total 2015	3,133,924	758,224	406,003	201,636	241,330	1,526,731

(1) Includes tax on exports of Ps. 61,057 for the year ended December 31, 2015.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

j)

Net financial results

k)

Other operating expenses

l)

 Other financial assets at fair value through profit or loss

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

The breakdown of other financial assets at fair value through profit or loss based on its currency of origin is the following:

9.

INVESTMENTS IN ASSOCIATES

On October 13, 2016, the liquidator of EGS resolved to pay a dividend in kind to the shareholders of this company, in proportion to their shareholdings, for Ps. 4,673 through the partial transfer of the credit that EGS has with TGS originated in the sale of the connection natural gas pipeline. The dividend payment was implemented through TGS and TGU Assignment Agreements, which had full effects on November 4, 2016.

As a result, the trade payable that TGS maintains with EGS was reduced to the amount of US$ 38 thousand (Ps. 602 as of December 31, 2016). Thus, as a consequence of the above-mentioned transfer, TGS owes TGU US$160 thousands (Ps. 2,542 as of December 31, 2016).

10.

PROFIT  FROM ASSOCIATES

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________________________________________________________________

11.

PROPERTY, PLANT AND EQUIPMENT

2016										
	Cost					Depreciation					
Cuenta principal	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value
Pipelines	3,644,917	-	-	1,794	3,646,711	1,520,415	-	86,178	2.2	1,606,593	2,040,118
Compressor plants	1,512,294	306	-	52,220	1,564,820	910,354	-	83,439	3,3 a 25	993,793	571,027
Other industrial plants	2,868	-	-	-	2,868	554	-	97	3.3	651	2,217
Stations of regulation and/or measurement of pressure	129,228	-	-	7,060	136,288	87,972	-	5,235	4.0	93,207	43,081
Other technical installations	28,368	-	-	493	28,861	20,978	-	966	6.7	21,944	6,917
Subtotal assets related to natural gas transportation service	5,317,675	306	-	61,567	5,379,548	2,540,273	-	175,915		2,716,188	2,663,360
Assets related to natural gas upstream service	206,576	750,389	-	15,096	972,061	119,046	-	21,528	3,3 a 25	140,574	831,487
Assets related to liquids production and commercialization service	756,700	-	-	25,895	782,595	570,286	-	12,648	3.3	582,934	199,661
Lands	6,279	4,935	292	-	10,922	-	-	-	-	-	10,922
Buildings and constructions	198,796	-	-	8,046	206,842	102,436	-	4,043	2.0	106,479	100,363
Fittings and features in building	33,897	-	-	501	34,398	5,598	-	1,430	4.0	7,028	27,370
Machinery, equipment and tools	48,655	5,780	-	569	55,004	38,370	-	2,345	6,7 a 10	40,715	14,289
Computers and Telecommunication systems	419,541	660	-	50,148	470,349	308,394	-	56,258	6,7 a 20	364,652	105,697
Vehicles	33,072	12,281	453	-	44,900	24,351	389	4,987	20	28,949	15,951
Furniture	13,485	-	-	1,372	14,857	12,852	-	121	10	12,973	1,884
Capitalization of foreign exchange loss	177,272	-	-	-	177,272	106,272	-	7,523	4	113,795	63,477
Materials	356,008	209,239	6,845	(75,856)	482,546	-	-	-	-	-	482,546
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254
Works in progress	467,188	424,233	-	(87,338)	804,083	-	-	-	-	-	804,083
Total 2016	8,049,016	1,407,823	7,590	-	9,449,249	3,829,496	389	286,798		4,115,905	5,333,344

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________________________________________________________________

Account	2015										
	Cost					Depreciation					
	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value
Pipelines	3,631,240	-	-	13,677	3,644,917	1,434,424	-	85,991	2.2	1,520,415	2,124,502
Compressor plants	1,436,084	-	-	76,210	1,512,294	834,255	-	76,099	3.3 to 25	910,354	601,940
Other industrial plants	2,868	-	-	-	2,868	456	-	98	3.3	554	2,314
Stations of regulation and/or measurement of pressure	129,228	-	-	-	129,228	82,806	-	5,166	4.0	87,972	41,256
Other technical installations	28,355	-	-	13	28,368	20,002	-	976	6.7	20,978	7,390
Subtotal assets related to natural gas transportation service	5,227,775	-	-	89,900	5,317,675	2,371,943	-	168,330		2,540,273	2,777,402
Assets related to natural gas upstream service	205,773	423	566	946	206,576	111,667	536	7,915	2.2 to 25	119,046	87,530
Assets related to liquids production and commercialization service	695,548	-	313	61,465	756,700	526,427	311	44,170	5.9	570,286	186,414
Lands	6,279	-	-	-	6,279	-	-	-	-	-	6,279
Buildings and constructions	196,204	-	-	2,592	198,796	97,700	-	4,736	2.0	102,436	96,360
Fittings and features in building	33,975	-	242	164	33,897	4,319	142	1,421	4.0	5,598	28,299
Machinery, equipment and tools	46,917	1,130	6	614	48,655	36,400	6	1,976	6.7 to 20	38,370	10,285
Computers and Telecommunication systems	389,779	-	-	29,762	419,541	286,351	-	22,043	6.7 to 20	308,394	111,147
Vehicles	31,064	2,403	395	-	33,072	21,571	395	3,175	10 and 20	24,351	8,721
Furniture	13,147	62	-	276	13,485	12,743	-	109	10	12,852	633
Capitalization of foreign exchange loss	177,272	-	-	-	177,272	98,754	-	7,518	4	106,272	71,000
Materials	286,677	161,986	8,349	(84,306)	356,008	-	-	-	-	-	356,008
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254
Works in progress	327,282	241,319	-	(101,413)	467,188	-	-	-	-	-	467,188
Total 2015	7,651,564	407,323	9,871	-	8,049,016	3,569,493	1,390	261,393		3,829,496	4,219,520

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

As of December 31, 2016, the assets allocated to the natural gas treatment and compression service include the following amounts in which the Company is a financial leasing under the terms of leasing contracts:

2016
Cost – Capitalized financial leasing	750,389
Accumulated depreciation	(20,148)
Total	730,241

The financial leasing agreement expires in September 2026, the date on which the purchase options provided for in the contracts may be exercised.

As of December 31, 2015, there are no PPE items under this category.

12.

LOANS

Short-term and long-term loans as of December 31, 2016 and 2015 comprise the following:

The breakdown of loans based on its currency of origin is the following:

The activity of the loans as of December 31, 2016 and 2015 is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The maturities of the current and non-current loans as of December 31, 2016 are as follows:

The following are the maturities of the financial leasing in force as of December 31, 2016:

Issuance of notes under the 2007 Global Program (the “2007 Program”):

The Extraordinary Shareholders’ meeting held on December 21, 2006 approved the creation of the 2007 Global Program for the issuance of new notes up to a maximum aggregate amount of US$ 650.0 million. The 2007 Program was authorized by the CNV on January 18, 2007.

Accordingly, between May and June 2007, the Company refinanced its outstanding indebtedness through the issuance of US$500.0 million new notes (the “2007 Notes”), the early prepayment of its outstanding debt through an exchange offer, the cancellation of outstanding notes which did not participate in the exchange offer and cancellation of bank loans. The Company’s goal in issuing these notes was to improve the Company’s financial indebtedness profile and to ease the restrictions imposed by the prior debt restructured in 2004, including but not limited to dividend distribution, additional indebtedness and capital expenditures.

The 2007 Notes have a coupon rate of 7.875%, with interest being paid semiannually, and maturity date of May 2017. Principal on the 2007 Notes is to be paid in four equal annual installments beginning in May 2014 until maturity. The 2007 Notes are traded in the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Euro MTF of the Luxembourg Exchange.

Moreover, between August 2008 and August 2010, considering favorable conditions in the market, the Company reduced its financial indebtedness through the cancellation of a portion of the 2007 Notes for an aggregate amount of US$ 125,976,000, which had previously been purchased on the market at a lower price.

On January 10, 2014, TGS launched an offer to exchange its outstanding 2007 Notes for newly issued notes under the 2014 Global Program (the “2014 Global Program”), as it is described below. The period of acceptance of this offer expired on February 7, 2014. The percentage of acceptance received amounted to 67%. As a result of the exchange, a total US$ 123,283,000 of the 2007 Notes remained outstanding and thus, the amortization payments are expected to amount to US$ 30,820,750.

During 2016, the Company made the cancellation of the principal with maturity on May 14, 2016 and the early cancellation of the principal corresponding to the 2017 fiscal year according to the provisions of the Board Meeting of TGS held on October 14, 2016. As of December 31, 2016, the financial debt of TGS corresponding to the 2007 Program is totally canceled.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The fair value of the 2007 Notes is based on a discounted cash flow at an effective interest rate of 7.942%.

Issuance of notes under the 2014 Global Program (the “2014 Program”):

The 2014 Program provides for the issuance of up to a maximum principal amount of US$400 million in notes, and was authorized by resolutions of an Extraordinary Shareholders’ Meeting dated April 25, 2013, and by resolutions of its Board of Directors adopted on July 23, 2013 and December 23, 2013. The program was also authorized by the CNV on January 3, 2014, after the issuance of Resolution No. 17,262.

As it is mentioned above, on January 10, 2014 TGS launched an offer for a voluntary exchange. The exchange offer settled on February 7, 2014. TGS accepted 67% of the 2007 Notes. For this reason, on February 7, 2014, the Company issued its 2014 Notes in aggregate principal amount of US$255,451,506 under its 2014 Program. The main conditions of 2014 Notes are as follows:

	2014 Notes

Amount in US$	255,451,506
Interest rate	9.625% anual
	Scheduled payment date	Percentage of original principal amount
Amortization	May 14, 2014	25%
	May 14, 2018	25%
	May 14, 2019	25%
	May 14, 2020	25%
Frequency of Interest payment	Semiannual, payable el May 14 and November 14 of each year.
Guarantor	None

The 2014 Notes are traded in the BCBA, the MAE and the Euro MTF of the Luxembourg Exchange.

The terms and conditions of the 2014 Notes are similar to those applied to the 2007 Notes, having not changed financial covenants with respect to those effective for the 2007 Notes. According to the criteria established by IAS 39, the exchange offer was not accounted for as an extinguishment of financial liabilities, and thus, the costs paid are amortized over the remaining life of the 2014 Notes.

The fair values are based on cash flows discounted at an effective rate of 10.126%.

Covenants:

The 2014 Notes contain certain restrictive covenants that, among other things, limit the ability of the Company to (i) incur additional indebtedness, (ii) pay dividend, (iii) issue guarantees, (iv) dispose certain assets and (v) make certain related party transactions. The Company was in compliance with all covenants of the 2014 Notes as of the December 31, 2016.

The foregoing limitations are subject to exceptions as set forth in the Indenture. For example, the Company may incur in additional indebtedness as long as (i) after issuing it, the consolidated coverage ratio (calculated as the quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (calculated as the quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1; (ii) it is incurred to refinance outstanding debt and (iii) it is originated in advances from customers.

Additionally, the Company may pay dividends as long as (i) the Company is not in default under 2014 Notes, (ii) immediately after any dividend payment, the Company would be able to incur in additional indebtedness pursuant to item (i) and (ii) of the preceding paragraph.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Financial Leasing

On August 11, 2016, the Company entered into a financial leasing agreement with Pampa Energía. The agreement is valid for 10 years, for 9 years and 11 months TGS pays Pampa Energía a monthly fee of US$ 623,457, without taxes, with an option to purchase in month 120 for the same amount.

Other Loans:

On November 22, 2013, the Company entered into a loan with Itaú Bank for Ps. 20.0 million. The loan has a repayment schedule with 25 equal and monthly installments and final maturity in November 2016. The first installment was in November 2014. As of the date of the issuance of these consolidated financial statements, the loan was totally cancelled. The loan bore interest at an annual fixed rate of 15.25% payable on a monthly basis.

On December 3, 2013, the Company entered into a loan with Macro Bank for Ps. 10.0 million. The loan bears interest at an annual fixed rate of 15.25% payable on a monthly basis. The loan has a repayment schedule with 34 monthly installments as from July 2014 and final maturity in April 2017.

The fair value of such loans is equivalent to their book value. The fair values are based on discounted cash flows at an effective rate of 15.25% for the loans received from Banco Macro S.A. and Banco Itaú Argentina S.A.

The current terms of the Company’s interest-bearing borrowings as of December 31, 2016 and 2015 have been reviewed and compared to the market pricing at year’s end, and the carrying value is considered to represent a reasonable approximation to fair value.

13.

INCOME TAX AND DEFERRED TAX

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2016 and 2015 is as follows:

The analysis of the net deferred tax liabilities is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The components of the net deferred tax assets and liabilities as of December 31, 2015 and 2014 are the following:

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2016 and 2015 as follows:

Cumulative tax loss carryforwards recorded by the Company that are pending at year end may be offset against taxable income in future years, according to the following detail:

Year	Amount	Expiration Date
2015 tax loss carryforward	168,383	2020
Tax loss carryforward used	(168,383)
Cumulative tax loss carryforward	-

The realization of deferred tax assets, including those mentioned losses, depends on the generation of future taxable income during the years in which temporary differences become deductible. To determine the realization of deferred tax assets, the Company considers the reversal of deferred tax liabilities, tax planning and projections of future taxable profits based on its best estimate in accordance with the guidelines set out in Note 4.a). Based on these projections, the Company estimates that as of December 31, 2016 it is probable that all deferred tax assets are made.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

14.

PROVISIONS

The total amount of the provisions is included in current liabilities.

15.

FINANCIAL RISK MANAGEMENT

1.

Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, cash flows interest rate risk, and commodity price risk), credit risk and liquidity risk. To that extent, the Company has different policies adopted to mitigate its exposure to financial risks.

1.1

Foreign exchange risk

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars.

As regards to the revenue derived from the Natural Gas Transportation segment, under Public Emergency and Reform of the Foreign Exchange System Law No. 25,561 (the “Public Emergency Law”), the tariffs charged by the Company are currently denominated in Argentine pesos. In accordance with the Public Emergency Law, in January 2002, public service tariffs were converted into Argentine pesos and fixed at an exchange rate of Ps. 1.00 = US$ l.00 even as the Argentine peso was allowed to devalue against the US dollar. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 79% and 84% of the segment’s total revenues for both the years ended December 31, 2016 and 2015, respectively. Total revenues denominated in Argentine Pesos accounted for 43% and 40% for the years ended December 31, 2016 and 2015, respectively.

Considering the net liability financial position described in the table below, the Company estimated that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso for the years ended December 31, 2016, and 2015 would have decreased the Company’s income before tax for the year in approximately Ps. 306,961 and Ps. 245,992, respectively. A 10% depreciation of the US dollar against the Argentine Peso would have an equal and opposite effect on the income statement. Actual results may differ significantly from these theoretical sensitivity scenarios.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Derivative Financial Instruments

To mitigate the foreign exchange risk, during the year 2015, the Company entered into forward purchase of US dollars, as well as investments in mutual funds linked to the US dollar in order to cover the exposure to the risk associated with the foreign exchange rate derived from its financial debt.

At the end of 2015, the net position is buying US dollars amounting to US$ 52.5 million at a weighted average exchange rate of Ps. 11.65 which due in May 2016. The fair value of these contracts as of December 31, 2015 amounted to a net asset position of Ps. 128,124, which is disclosed under the item “Derivative financial instruments” in the Statement of Financial Position. Such contracts are guaranteed by Ps. 29,910 which are disclosed under "Other Receivables."

1.2

Interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The interest rate profile of the Company's borrowings is set out in Note 12.

Currently, the Company’s exposure to cash flow interest rate risk is limited due to the fact that 100% of its outstanding financial indebtedness bears fixed interest rates.

As far as interest-bearing financial assets, the exposure to interest rate risk is limited to the financial assets of the Company which bear variable interest rate. Most of the financial assets of the Company bear fix rate interests.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2016 and 2015:

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

1.3

Commodity price risk

Commercial operations performed by the Company in its Liquids Production and Commercialization segment are affected by a number of factors beyond its control, including changes in the international prices of the products sold, and government regulations on prices, taxes and other charges, among others.

The sale prices of propane and butane (“LPG”) and natural gasoline the Company exports in its Liquids Production and Commercialization segment are referenced to international prices (Mont Belvieu for the LPG and NWE ARA for the natural gasoline). These prices have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which may affect the profitability of companies engaged in this business.

Based on the volume of sales for the years ended December 31, 2016 and 2015, the Company estimated that, other factors being constant, a decrease of US$50/ton in the international price of LPG and natural gasoline, respectively, would have decreased the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 233,323 and Ps. 157,051, respectively.

The Company does not currently use derivative financial instruments to mitigate the risks associated with international commodity price fluctuations.

Ethane is sold to PBB Polisur S.A. (“Polisur”) under a recently negotiated annual contract with a maturity date of May 1st, 2018. Furthermore, due to the sharp decrease in the international price of the ethane, the gap between the selling price of TGS has increased against the price offer by the alternative Polisur’s alternative supplier. This gap, plus the expiration of the contract, it would be expected that the risk of lower price or volumes of ethane sales could be considered high. This, together with the expiration of the contract, means that the risk of price decrease or displacement in supply (lower product sales) is considered high.

1.4

Credit risk

The Company’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. This risk mainly results from economic and financial factors or from a possible default of counterparty.

The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Company’s policy is to manage credit exposure to trading counterparties within defined trading limits.

If any of the Company’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer taking into account its financial position, past experience and other factors. The Company may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate.

As of December 31, 2016 and 2015, the balance of current and non-current trade receivables, net of allowances of doubtful accounts are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The Company, in the normal course of business, renders natural gas transportation services, principally to gas distribution companies and to Pampa Energía. Significant customers in terms of revenues and trade receivables (net of allowances of doubtful accounts) from natural gas transportation for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
	Revenues	Trade receivables	Revenues	Trade receivables
MetroGAS	597,041	70,319	268,626	28,511
Camuzzi Gas Pampeana S.A.	358,756	51,908	154,209	16,480
Gas Natural BAN S.A. (“BAN”)	268,043	38,635	110,259	12,185
CAMMESA	335,751	83,355	153,299	16,920
Pampa Energía	27,353	5,943	27,681	29,348
Camuzzi Gas del Sur S.A.	58,056	50,001	36,614	3,939

Revenues from Liquids Production and Commercialization customers (including those made on behalf of third parties, from whom the Company earns a commission and trade receivables (net of allowances of doubtful accounts) for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
	Revenues	Trade receivables	Revenues	Trade receivables
Polisur	1,949,460	223,938	1,298,152	346,197
Petredec	-	-	254,061	29,435
Petroleo Brasileiro	513,912	57,335	95,618	-
Petrobras Global	-	-	44,058	-
Braskem Netherlands B.V.	19,706	-	135,971	35,996
Trafigura Beheer B.V.	-	-	159,911	-
Geogas Trading S.A.	460,234	125,303	112,392	33,796

Below is a detail of the maturities of the financial assets included in: (i) cash and cash equivalents, (ii) loans granted to related parties, (iii) other financial assets at fair value through profit or loss, (iv) trade receivables, (v) other receivables, (vi) derivate financial instruments, and (vii) Other financial assets at amortized cost as of December 31, 2016 and 2015:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The Company is exposed to counterparty credit risk on cash and cash equivalent balances. The Company holds cash on deposit with a number of financial institutions. The Company manages its credit risk exposure by limiting individual deposits to clearly defined limits in various financial institutions. The Company considers that this risk is limited because it has short-term funds policies whose main objective is to obtain an adequate return in terms of market characteristics and minimizing exposure. The Company only deposits with high quality banks and financial institutions.

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. Below we include information regarding their credit rating:

Concept	In thousands of pesos	Credit rate
Mutual funds	189,953	A+
Mutual funds	120,024	AA+
Mutual funds	112,449	AA-
Mutual funds	242,206	AA
Mutual funds	229,338	BBB
Public bonds	140,364	CCC

1.5

Liquidity risk

The Company is exposed to liquidity risks, including: risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage financing risks could have a material impact on the Company’s cash flow and statement of financial position.

Prudent liquidity risk management includes managing the profile of debt maturities and funding sources and close oversight of cash flows projections. The Company has funding policies whose main objectives are to meet the financing needs at the lowest cost possible according to market conditions. The main objective of the Company is its financial solvency. Given the current financial market conditions, the Company believes that the availability of resources and the positive cash flow from operations are sufficient to meet its current obligations.

Additionally, TGS applies a methodology for analyzing and assigning credit limits to individual financial institutions in order to minimize the associated credit risk. In line with this, the Company invests its liquid funds in certain financial institutions with an appropriate credit rating.

The table below includes a detail of the maturities of the obligations corresponding to financial liabilities corresponding to: trade payables, payroll payables, other payables, derivative financial instruments and loans as of December 31, 2016 and 2015. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

1.6

Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal credit quality and capital structure to reduce the cost of capital.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The Company seeks to maintain a level of cash generation from operating activities, which may allow it to meet all of its commitments.

The Company monitors capital on the basis of the gearing ratio. This ratio is calculated as total financial debt (including current and non-current loans as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt.

During the year ended December 31, 2016 and 2015, the gearing ratio was as follows:

	2016	2015
Total Loans (note 12)	3,917,000	3,335,192
Total Equity	2,526,378	1,695,434
Total Capital	6,443,378	5,030,926
Gearing ratio	0.61	0.66

2.

FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

2.1

Financial instrument categories

Accounting policies for the categorization of financial instruments are explained in Note 4.d. According to the provisions of IFRS 7 and IAS 32, non-financial assets and liabilities such as property, plant and equipment, investments in associates, inventories, advances from customers, deferred income tax, taxes and social taxes payables and provisions are not included.

The categories of financial assets and liabilities as of December 31, 2016 and 2015 are as follows:

December 31, 2016			
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS				
Trade receivables	-	-	1,226,439	1,226,439
Other receivables	-	-	169,019	169,019
Other financial assets at amortized cost	-	-	14,900	14,900
Other financial assets at fair value through profit or loss	55,508	-	-	55,508
Cash and cash equivalents	901,680	-	653,409	1,555,089
Total current assets	**957,188**	-	**2,063,767**	**3,020,955**
NON-CURRENT ASSETS				
Trade receivables	-	-	8,122	8,122
Other receivables	-	-	6,779	6,779
Other financial assets at amortized cost	-	-	21,584	21,584
Other financial assets at fair value through profit or loss	142,872	-	-	142,872
Total non-current assets	**142,872**	-	**36,485**	**179,357**
Total assets	**1,100,060**	-	**2,100,252**	**3,200,312**

	Financial liabilities at fair value	Financial liabilities held to maturity	Other financial liabilities	Total
CURRENT LIABILITIES				
Trade payables	-	-	961,248	961,248
Loans	-	-	145,396	145,396
Payroll and social security taxes payables	-	-	134,772	134,772
Other payables	-	-	3,816	3,816
Total pasivo corriente	-	-	**1,245,232**	**1,245,232**
NON-CURRENT LIABILITIES				
Loans	-	-	3,771,604	3,771,604
Total non-current liabilities	-	-	**3,771,604**	**3,771,604**
Total liabilities	-	-	**5,016,836**	**5,016,836**

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

December 31, 2015			
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS				
Trade receivables	-	-	791,835	791,835
Other receivables	-	-	160,116	160,116
Other financial assets at amortized cost	-	-	12,772	12,772
Derivative financial instruments	128,124	-	-	128,124
Other financial assets at fair value through profit or loss	22,719	-	-	22,719
Cash and cash equivalents	122,816	338,994	410,727	872,537
Total current assets	**273,659**	**338,994**	**1,375,450**	**1,988,103**
NON-CURRENT ASSETS				
Trade receivables	-	-	6,470	6,470
Other receivables	-	-	7,749	7,749
Other financial assets at amortized cost	-	-	34,353	34,353
Other financial assets at fair value through profit or loss	44,063	-	-	44,063
Total non-current assets	**44,063**	**-**	**48,572**	**92,635**
Total assets	**317,722**	**338,994**	**1,424,022**	**2,080,738**

	Financial liabilities at fair value	Financial liabilities held to maturity	Other financial liabilities	Total
CURRENT LIABILITIES				
Trade payables	-	-	442,524	442,524
Loans	-	-	447,092	447,092
Payroll and social security taxes payables	-	-	92,116	92,116
Other payables	-	-	40,895	40,895
Total current liabilities	**-**	**-**	**1,022,627**	**1,022,627**
NON-CURRENT LIABILITIES				
Loans	-	-	2,888,100	2,888,100
Other payables	-	-	20	20
Total non-current liabilities	**-**	**-**	**2,888,120**	**2,888,120**
Total liabilities	**-**	**-**	**3,910,747**	**3,910,747**

2.2

Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•

Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the MERVAL / BCBA. Additionally within this level, the Company included derivative financial instruments because the settlement date thereof coincided with the closing date of the fiscal year. For the calculation of fair value, the corresponding quoted price was obtained.

•

Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•

Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

During 2016, there were neither transfers between the different hierarchies of fair values nor reclassifications between financial instruments categories.

The table below shows different assets and liabilities at their fair value classified by hierarchy as of December 31, 2016 and 2015:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The carrying amount of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2016 and 2015, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of other Non-current assets and Other loans does not differ significantly from the carrying amount. The following table reflects the carrying amount and estimated fair value of the 2007 Notes and 2014 Notes at December 31, 2015 and for the 2014 Notes at December 31, 2016, based on their quoted market price:

16.

REGULATORY FRAMEWORK

a)   General framework of the regulated segment:

General aspects

Regarding TGS’ Natural Gas Transportation business, it is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and the Regulatory framework for the transportation and distribution of natural gas in Argentina. The Natural Gas Act created ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs.  On January 28, 2016, Resolution No. 7 of the Ministry of Energy and Mining (“MINEM”) of Argentina repealed the Resolution 2000/2005 of the former Ministry of Federal Planning, Public Investment and Services (“ex MPFIPyS”) which provided

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

that all tariff increases should have the prior intervention of the Undersecretary of Coordination and Management Control.

TGS License has been granted for an original period of 35 years beginning on December 28, 1992. However, the Natural Gas Act provides that TGS may apply to ENARGAS for a renewal of its license for an additional period of ten years. ENARGAS should evaluate at that time the performance of TGS and raise a recommendation to the Executive Branch. At the end of the period of validity of the license, 35 or 45, as appropriate, the Natural Gas Act requires a call for a new tender for the granting of a new license, in which TGS, provided the Company fulfilled substantially with the obligations resulting from the license, would have the option of matching the best offer that the Government received in this bidding process.

General tariff situation

Prior the enactment of the Public Emergency Law, and according to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002, which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2017, after several extensions.

In July 2003, the former Unit for Renegotiation and Assessment of Utilities Contracts (“ex UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Finance and the Ministry of Federal Planning, Public Investment and Services (“ex MPFIPyS”). Ex UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. As provided in the Public Emergency Law, TGS should reach a consensus with the ex UNIREN on the modalities, terms and dates for signing the comprehensive agreement before its due date. In the event that such a consensus is not reached, ex UNIREN will submit a report to the Executive Branch with recommendations of the next steps to follow in the future.

On February 16, 2016, the Executive Branch issued Decree No. 367/2016. It establishes the dissolution of the ex UNIREN and transfers to each ministry the responsibility to renegotiate public service agreements. In our case, the assumption of ex UNIREN duties will be by the MINEM together with the Ministry of Economy (“MH”).

Transitional Agreement

After having received two proposals during 2005 from the ex UNIREN, on October 9, 2008, TGS signed the 2008 Transitional Agreement with ex UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008 (the “2008 Transitional Agreement”). On December 3, 2009, the Executive Branch ratified this transitional agreement through Decree No. 1,918/09. By means of this decree, TGS will be able to bill the

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect.

This administrative act did not become effective promptly and because of this delay, in August 2010, TGS requested from ENARGAS authorization to issue the tariff schedule, including the 20% transitory tariff increase and the retroactive collection methodology, and application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and Management Control Under-Secretariat (“SCyCG”), which is under the scope of ex MPFIPyS, based on Resolution No. 2000/2005 of ex MPFIPyS.

On September 30, 2010, the Company filed an acción de amparo (a summary proceeding to guarantee constitutional rights) under the terms of the Article 43 of the National Constitution and Law No. 16,986, against ENARGAS and the SCyCG, in order to obtain the implementation of the new tariff schedule, which had favorable reception in court.

On April 7, 2014, ENARGAS issued Resolution No. I-2852 (the “Resolution No. I-2852”) containing the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates. This tariff increase was established in a progressive scheme beginning with an 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014. These tariff increases were not enough to effectively support the increasing operating costs in the natural gas transportation business segment.

On June 5, 2015, ENARGAS issued Resolution No. 3347, complementary to Resolution No. I-2852, which approves an increase in the tariff schedule applicable to the public transportation of natural gas as from May 1, 2015. This increase represents to TGS a temporary increase of 44.3% in the price of the service of natural gas transportation and 73.2% in the Charge of Access and Use (“CAU”).

These increases represent a partial recognition of prior administrative claims made by the Company but they were not enough to alleviate the constant increase in the operating costs. TGS will continue with the corresponding actions towards safeguarding its rights, including those necessary to accomplish the signing of the Integral Renegotiation License Agreement (“Integral Renegotiation Agreement”).

On December 9, 2014, TGS filed administrative claims under the terms of Article 30 of the National Administrative Procedures Act to the Argentine government claiming damages for the failure to implement the retroactive increase provisions of the 2008 Transitional Agreement for the period between September 1, 2008 and March 31, 2014 and the lack of adjustment of the CAU.

Finally, on February 24, 2016, jointly with the MINEM and the Ministry of Economy and Public Finances, TGS signed a new Transitional Agreement (“2016 Transitional Agreement”). The main implications of the 2016 Transitional Agreement are:

-

It sets the guidelines to grant to TGS an additional transitional tariff increase;

-

It sets the guidelines for the implementation of a Mandatory Investment Plan to be approved by ENARGAS;

-

It provides the basis for the signing of the Integral Renegotiation License Agreement (“Integral Renegotiation Agreement”)

-

Set guidelines to perform a RTI process which will be in a period not exceeding 12 months from the issuance of ENARGAS Resolution No. I/3724/2016 ("Resolution 3724"), which instructed the start of the RTI, and;

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

-

Obligates TGS for the non-distribution of dividends without prior authorization of ENARGAS.

On March 19, 2016, MINEM issued Resolution No. 31/2016 (“Resolution 31”) instructing ENARGAS to carry out the above-mentioned RTI process and to grant a tariff increase on a transitional basis until the RTI process ends, which allows the execution of the Mandatory Investment Plan (the “Investment Plan”) committed for 12 months to cover operating and maintenance, administration and commercialization expenses, and to comply with the expiration of the obligations contracted ensuring the continuity of the normal provision of the public natural gas transportation service until the final tariff charts are established.

On March 31, 2016, and according to the provisions of Section 2 of Resolution 31 enacted by the MINEM, ENARGAS issued Resolution No. 3724 which granted to TGS a 200.1% tariff increase effective as from April 1, 2016 (the “Increase”). This resolution also provides that TGS will not be able to distribute dividends in the transition period until the end of the RTI process, without the prior authorization of ENARGAS.

As mentioned, the increase was granted based on TGS’ economic-financial condition and is subject to compliance with the Investment Plan for Ps. 794.3 million, which is greater by approximately four times the capital expenditures made in 2015, to be controlled by ENARGAS. At the date of issuance of these consolidated financial statements, the Investment Plan is being implemented with certain delays due to the impossibility on the part of TGS to invoice the entire Increase in accordance with the provisions of Resolution 3724.

As referred in the section “Legal actions initiated against Resolutions 28 and 31”, on August 18, 2016, the Supreme Court of Justice of the Nation (“Supreme Court”) unanimously upheld the judgment issued by Chamber II of the Federal Court of Appeals of La Plata regarding the nullity of Resolutions 31 and No. 28/2016 (“Resolution No. 28”, and in conjunction with Resolution 31, jointly referred as "Resolutions 28 and 31") with respect to resident users. For further information see “Legal actions initiated against Resolution 28 and 31” below.

On August 23, 2016, ENARGAS issued Resolution No. I/3961 instructing TGS to apply in relation to the transportation service provided to the license of the natural gas distribution service to supply residential users, the tariff schedule in force as of March 31, 2016. On September 9, 2016, ENARGAS notified the natural gas distribution service licensees the applicable procedure to determine and to inform the Company of the volumes of natural gas destined for residential users.

The aforementioned Supreme Court ruling and the numerous legal actions initiated against the application of Resolutions 28 and 31, of which the Company was and is not a party, seriously affected and accentuated the economic and financial imbalance of TGS, which resulted in almost 15 years of failure to update the natural gas transportation tariff. This was due to the delayed billing that TGS was obliged to comply with the impossibility of the full application of the tariff scheduled provided by Resolution 3724.

Subsequently, and within the framework of the public hearing held on September 16 and 18, 2016 (the “September Public Hearing”) following the provisions of the Supreme Court in the ruling issued in the CEPIS case (for further information see "Legal actions initiated against Resolutions 28 and 3”), on 6 October 2016, ENARGAS issued Resolution No. I-4054/2016 (“Resolution 4054”). The resolution includes the same terms than those included in Resolution 3724 in respect of: (i) the Increase applicable to all users of the public natural gas transportation service, (ii) the execution of the Investment Plan and (iii) restrictions on the payment of dividends. The effect of these tariff schedules is as from October 7, 2016.

This Increase, together with those previously obtained in 2014 and 2015, represent a partial recognition of prior administrative claims initiated by TGS but they were not enough to alleviate the persistent increase in operating costs of the Company. TGS will continue with the corresponding actions towards safeguarding their rights, including those necessary to sign the Integral Renegotiation Agreement.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Legal actions initiated against Resolution 28 and 31

As a result of the tariff increases provided by ENARGAS to the Licensees of the Public Service of Natural Gas Transportation and Distribution, as well as the increase in the price of Natural Gas provided by Resolution 28, numerous legal actions were initiated bringing about their nullity, which seriously affected their application and the established framework.

After the request to freeze rates filed by an NGO, on July 6, 2016, the Federal Court of La Plata issued a ruling which declared the null and void of Resolutions No. 28 and 31 rolling back the tariff situation to the existing prior to the issuance of these regulations.

The National Government requested the review of the judgment by the Supreme Court, and thus filed the corresponding extraordinary appeal before the Federal Court of La Plata.

On July 12, 2016, the MINEM issued Resolution No. 129/2016 (the "Resolution 129") which places limits on final charges to be included in invoices issued by the distribution of natural gas for residential consumers and businesses. This scheme will be in force until December 31, 2016. Resolution 129 does not change the current value of the tariff chart that pays the service provided by the Company nor the service for the distribution of natural gas. These maximum limits will be retroactive to April 1, 2016. In addition Resolution 129 provides that, for both segments of transportation and distribution of natural gas, the actions planned will be implemented to develop the RTI process in the last quarter of 2016, including conducting public hearings before October 31, 2016.

Finally, on August 18, 2016, the Supreme Court partially upheld the ruling issued by the Chamber, establishing: (i) the obligation to comply with the prior public hearing for the determination of the natural gas tariffs related to the transportation and distribution segments, (ii) it will also be mandatory to carry out prior public hearings to fix the price of natural gas at the Point of Entry to the Transportation System (“PIST” as its acronym in Spanish), and (iii) the nullity of Resolutions 28 and 31 regarding the residential users, in respect of which the rates had to be retroactive to the amounts in force as of March 31, 2016.

Regarding the transportation system, the Supreme Court remarks the illegitimate claim that the tariff regime remains unchanged over time if circumstances require its modification. At the same time, it is highlighted that the evolution of natural gas tariffs for distribution and transportation service has been almost null, concluding that the tariffs are deficient.

In accordance with the ruling of the Supreme Court, on August 19, 2016, the MINEM published Resolution No. 152/2016 instructing ENARGAS to provide the necessary measures to enable natural gas distributors to apply to residential users the tariff charts in force as of March 31, 2016, for the consumptions made as from April 1, 2016.

Likewise, ENARGAS issued Resolution No. 3953/2016, which provided for the holding of the September Public Hearing required by the Supreme Court, which was held between September 16 and September 18, 2016. The September Public Hearing considered: (i) the transfer to tariffs of the new price of natural gas in the PIST; and (ii) the transitory tariffs for the public natural gas transportation and distribution service that will be in force until the new tariffs resulting from the ongoing RTI process are effective.

After the September Public Hearing, the MINEM issued Resolution No. 212/2016 instructing ENARGAS to provide for the applicable transitional tariff increases until the completion of the initiated RTI process.

Integral Renegotiation Agreement

In October 2008, TGS received an integral license renegotiation agreement from ex UNIREN (which included the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. This proposal was not accepted by TGS since the granting of an indemnity required for the Argentine Government was unable to provide.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

In October 2011, TGS received a new proposal from ex UNIREN (the “Renegotiation Agreement”) which included similar terms and conditions from the ones included in the last proposal received in 2008. In August 2011 TGS’ Board of Directors approved the new proposal, which was initiated by the Company allowing ex UNIREN to initiate the administrative procedure for finalizing the Renegotiation Agreement. Ex UNIREN issued a supplementary report for the subscription of the Renegotiation Agreement between the Argentine Government and TGS, filing it on December 22, 2011 together with the Agreement filed by TGS before the Legal Under Secretary of the ex MPFIPyS. Taking into consideration that the case was returned to UNIREN, on July 16, 2012 TGS called for the continuation of appropriate administrative proceedings. On October 4, 2012, TGS notified the ex UNIREN the filing made before ENARGAS and the CNDC regarding the suspension of the claim initiated by Enron Corp. and Ponderosa against the Argentine Republic mentioned above, and formally required the order of quick sentence.

Given the lack of progress in the administrative procedure in ex MPFIPyS, on December 29, 2014, TGS filed a preliminary administrative appeal under the terms of article 30 of the National Administrative Procedures Act to the Argentina Government claiming damages for the failure to implement the recomposition of the tariff.

In October 2015, the Company and the ex UNIREN signed a new version of the Integral Renegotiation Agreement to incorporate as legal predecessor the Resolution 3347.

As mentioned above, the 2016 Transitional Agreement sets the basis for the signing of the Integral Agreement Act and the guidelines for carrying out the RTI within a period of no more than 12 months.

Within this framework, on November 9, 2016, ENARGAS issued Resolution No. I-4122/2016 calling for a public hearing to consider: (i) the RTI, (ii) the proposals for amendments made by ENARGAS to the License and (iii) the semiannual adjustments methodology (the “December Public Hearing”). This public hearing was finally held on December 2, 2016. The Company was able to highlight the negative impact on its economic and financial situation of the lack of adjustment of its tariff charts after more than 15 years in which the different macroeconomic variables that impacted on their business suffered significant increases.

The sustainable recovery of the natural gas transportation segment, which, in view of the national energy matrix, is strategic for the country's development, will depend of the immediate implementation of the RTI process for which TGS presented an ambitious investments and expenditures plan for the five – year period 2017-2021 and for the effective implementation of the Integral Renegotiation Agreement.

As of the date of issuance of these consolidated financial statements there is no certainty of when the Integral Renegotiation Agreement shall be subscribed and implemented by the Argentine Government.

Acquisition of the Rights of Arbitration Proceedings

In November 2005, in response to the requirement made by the ex UNIREN, Ponderosa Assets L.P., as an indirect shareholder of TGS and CIESA, informed a claim that was filed jointly with Enron Corp. against the Argentine Government under the International Centre for Settlement of Investment Disputes of the World Bank (the “ICSID Claim”). The ICSID Claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure affected by the Public Emergency Law and related laws and decrees violate the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron and ordered the Government to pay US$ 106.2 million to the Claimants. In July 2010, an ICSID committee annulled the award rendered in 2007 and ordered the Claimants to reimburse the Government the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before the ICSID. On October 18, 2010, Enron Creditors Recovery Corp. (Enron’s new corporate name) and Ponderosa filed a new claim against the Government before the ICSID. In June 2011, a tribunal to hear the case was constituted.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

On March 11, 2011, Pampa entered into a call option agreement with the Claimants in order to acquire the rights to monitor, suspend and withdraw the ICSID Claim. In October, 2011, Pampa acquired the rights under the arbitration proceeding (the "Rights of the arbitration proceeding") which include the powers to suspend, monitor and withdraw from arbitration proceedings.

Through the enactment of Resolutions No. I-2852 and No. I-3347 and after having verified its effectiveness, the Transitional Agreement was implemented between the Company and ex UNIREN in October 2008, and thus, the condition provided by the loan awarded by TGS to Pampa Energía that consists of its compulsory cancellation by transferring the rights acquired by Pampa with the proceeds of the Loan in respect of the arbitration proceeding initiated by Enron Creditors Recovery Corp. and Ponderosa Assets LLP against the Republic of Argentina before the International Centre for Settlement of Investment Disputes ("ICSID") of the World Bank ("the Arbitration Proceeding"). The rights acquired under the arbitration proceeding (the "Rights of the arbitration proceeding") include the powers to suspend, monitor and withdraw from arbitration proceedings.

The acquisition of the Rights of the Arbitration Proceeding by TGS was implemented through the transfer to a trust established abroad of which TGS shall be its beneficiary.

The exercise of the Rights of the arbitration proceeding allows TGS to continue with the tariff renegotiation process and comply with the conditions for the signing and implementation of the Integral Renegotiation Agreement by the Executive Branch and the new rate schedules resulting from the Integral tariff Review process provided therein. In accordance with the terms and conditions of the Integral Renegotiation Agreement, TGS may suspend and subsequently abandon those claims brought against Argentina for the lack of tariff adjustments by the PPI following the enactment of the Public Emergency Law.

According to IFRS, the Rights of the arbitration proceeding do not qualify to be recognized as an asset in the financial statements of the Company. Consequently, they were recognized and classified under "Other Operating (loss) / Income" in the Statement of Comprehensive Income for the year ended December 31, 2015. The net loss recognized amounted to Ps. 324,390.

As of the date of issuance of these consolidated financial statements, as agreed with the National Government, the Arbitration Proceeding is suspended until April 15, 2017.

b)

  Regulatory Framework for non-regulated segments

Domestic market

The Production and Commercialization of Liquids segment is subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within TGS, keeping accounting information separately. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

In April 2005, the Argentine Government enacted Law No. 26,020 which sets forth the regulatory framework for the industry and commercialization of LPG. Among other things, the Law No. 26,020 creates the framework through which the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the SRH periodically publish reference prices for LPG sold in the local market. It also sets forth LPG volumes to be sold in the local market.

On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau, which created the Programa Hogares con Garrafa (the “New Program”). It replaced Stabilization Agreement signed in September 2008 between the Federal Energy Bureau and the LPG producers (“2008 Stabilization Agreement”) (which, after several extensions, remained in force until March 31, 2015).

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

In line with the 2008 Stabilization Agreement, the New Program sets a maximum reference price for the members of the marketing chain in order to guarantee the supply to low-income residential user, by committing the LPG producers to supply at a fixed price (below the market price) with a quota assigned to each producer. This price reduction is partially offset by a subsidy paid to producers by a trust fund created for that purpose. Through the New Program, the Argentine government subsidizes low-income residential users.

On April 1, 2015, the former Federal Energy Bureau issued Resolution No. 70/2015, which sets the new reference prices and the compensation to be paid to domestic LPG producers intended for ten, twelve and fifteen kilos LPG bottles under the New Program. Notes 547/15 and 612/15 of the Federal Energy Bureau notified the volumes to be sold by TGS during 2015.

On March 28 and March 29, 2016, the MINEM informed TGS the volumes of butane and propane, respectively that were assigned to commercialize under this program during 2016. These administrative acts were also duly challenged by TGS.

It is noteworthy that participation in the new program implies that the Company produces and markets the volumes of LPG required by the SHR at prices significantly lower than the market price, which means that, under limited circumstances, the Company will fail to cover production costs, providing a negative operating margin.

As in prior periods, the Company will continue making the corresponding objections in order to safeguard its financial position and to ensure that this situation is not extended in the future.

In this regard, on April 4, 2016, the Company made a request for early release regarding the claim filed on August 18, 2015 on the objections made to Resolutions 49/15 and 70/15.

In addition, on May 26, 2016, the Company filed a motion for reconsideration to administrative acts, which provided butane and propane quotas under the New Stabilization Program for 2016. Likewise, on September 21, 2016, TGS filed a motion for reconsideration for the period from May to December 2016.

In addition, the Company is a party of the Propane Gas Supply Agreement for Induced Propane Gas Distribution Networks ("Propane for Networks Agreement") entered into with the Argentine Government by which it undertakes to supply propane to the domestic market at a lower price to the market. In compensation, the Company receives an economic compensation calculated as the difference between the sales price and the export parity determined by the MINEM.

In June 2016, the Company signed the thirteenth and fourteenth extensions to the Propane Network Agreement, which provides for propane deliveries through April 30, 2017. In September 2016, the Company signed the addenda corresponding to these agreements for the purpose of re-determination of the price of propane sold by TGS to distributors and sub-distributors as a result of the Judgment.

On October 6, 2016, the MINEM issued Resolution No. 212, which provided for the new price of propane to be sold under the Propane Networks Agreement paid by residential users.

As mentioned above, both the New Program and the Propane for Networks Agreement established payment of compensation, calculated as a difference between the price set by the Government and the export parity price. Over recent years, this compensation has been paid with significant delays.

On May 20, 2016, Decree No. 704/2016 provided for the extension of the issuance of Argentine Bonds in US dollars with an annual rate of 8% which will expire in 2020 ("BONAR 2020") which were used to, among others, the cancellation of the compensation due of related to Propane for Networks Agreement. On June 22, 2016, the Company gave written consent and agreement to the terms and conditions of Decree No. 704/2016 (the "Letter of Consent") to the MINEM. Within this letter, TGS accepted the cancellation of the amounts due as compensation for propane networks Agreement until December 31, 2015, according to the methodology of

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

cancellation informed by the SHR, which amounted to Ps. 140,496. On October 5, 2016, TGS received BONAR 2020 for an original nominal value of US$ 8,030,650.92.

As of December 31, 2016, the Argentine Government owes Ps. 156,399 to the Company for these concepts. On September 2, 2016, TGS submitted a note to MINEM demanding payment of the amounts owed on that date. As of the date of the issuance of these Consolidated Financial Statements, the collection of Ps. 17,227 corresponding to compensations due to TGS as of December 31, 2016.

Decree No. 2,067 / 08 (the “Decree”)

Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in the Decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “Charge”). When the Charge was created, TGS paid it in accordance with the provisions of Resolution I-563/2008, at Ps. 0.0492/m3.

The payment of the natural gas processing tariff charge was selectively subsidized from 2008 according to the destination of the natural gas. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the “Gas Tariff Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a cost increase for many of our clients and for us (for certain of our consumption for our own account). The natural gas processing tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid this damage, TGS appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and ex MPFIPyS as defendants. For further information regarding the legal action filed the Company, see Note 18.b.

On March 28, 2016, the MINEM issued Resolution 28, which instructs ENARGAS to take all the necessary measures to derogate the tariff charge created by Decree No. 2,067/08 as from April 1, 2016.

International market

Exports of natural gasoline and LPG have been subject to a withholding regime consistent in the application of a percentage tax on exported amounts varying depending on the FOB price of them. In this context, Resolution No. 394/2007 and No. 127/2008 of the Ministry of Economy and Production disposed this determination.

Under the current framework in which the activities of this business segment are developed, the national government introduced amendments to the rates in force.

On December 30, 2014, the MEF issued Resolution No. 1,077/2014, which modified the nominal rates applicable for the export of oil and oil by-products, including the natural gasoline sold by TGS. The new withholding tax on exports regime considers the price of Brent crude oil less 8 US$/bbl (“IP”) as a reference price to determine the applicable rate. When the IP is less than 71 US$/bbl the nominal rate of the withholding tax on export for the natural gasoline will be 1%. When the IP is greater than 71 US$/bbl, the rate will be (IP- 70) / 70 x 100. Thus far during 2016, IP has been below US$ 71/bbl, so the applicable nominal rate for the exports of natural gasoline has been 1%.

On February 25, 2015, the Ministry of Economy issued Resolution No. 60/2015. This resolution modified the variable export withholding tax regime established under Resolution No. 127/08. According to the new methodology, the minimum tax rate is 1% if the international prices for propane and butane are lower than US$ 464 and US$ 478 (the “reference value”) per metric ton,

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

respectively. If the propane and butane international prices are higher than the reference value, tax rate applicable to the selling price is calculated on a sliding scale according the amount by which the selling price exceeds the cut-off value of US$ 460 and US$ 473 per metric ton, respectively.

Said withholding system provided by the Public Emergency Law and successively extended, the last time by Law No. 26,732, was suspended on January 7, 2017 after the Argentine Government has not issued a new extension to it.

c)   Expansion of the natural gas transportation system

Since 2004, the natural gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the ex MPFIPyS, aimed at financing the expansion of the national natural gas transportation system in a manner different from that established in the License.

Under such framework, the ex MPFIPyS, the Federal Energy Bureau and the natural gas transportation companies, among others, signed in April 2006 a Letter of Intent to carry out the second expansion of the gas pipeline system.

In December 2006, the gas trust fund contracts for the second expansion were signed, and TGS entered into an agreement under which TGS will manage the expansion project.

Expansion works initiated in 2006, which were planned in gradual stages, were executed with the aim to be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the distribution companies. In addition, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”). As of December 31, 2016, the incremental transportation capacity was 307 MMcf/d after the works came into service.

In May 2011, TGS received Valores Representativos de Deuda (“debt securities”) from the trust fund, date of issue February 2010, which cancelled the account receivable of Ps. 48.1 million related to services rendered for the 247 MMcf/d expansion works. These debt securities amortize principal in 85 monthly, consecutive and equal installments and bear CER interest plus an 8% from their date of issue.

In October 2011, TGS, the Federal Energy Bureau and the trustee of the gas trust funds agreed the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 378 MMcf/d.

Moreover, in October 2011 an amendment to the management agreement corresponding to the works initiated in 2006 was agreed in order to include management services associated with an expansion which will increase firm transportation capacity by 131 MMcf/d and its remuneration, which amounted to Ps. 37 million. Said agreement provided an advance payment equivalent to 20% of the total remuneration, and the remainder 80% through debt securities which amortize principal, in 96 monthly, consecutive and equal installments and bear CER plus a spread of 8% from their date of issue.

As of the date of the issuance of these consolidated financial statements, TGS received debt securities from the trust fund which cancelled the 90% of the mentioned advanced payment and the works that started operating. The principal of said debt securities amounted to Ps. 36.5 million (including accrued interest) as of December 31, 2016 and it is amortized in 96 monthly, consecutive and equal installments which bear CER plus a spread of 8% from their date of issue. The 10% remaining amount was cancelled in cash.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

On July 20, 2016, Nación Fideicomiso S.A. ("NAFISA") notified TGS of MINEM´s decision to suspend works to expand the natural gas transportation capacity under the Gas Trusts Program created by Presidential Decree No. 180/04 and its regulations by Resolution No. 185/04 issued by the ex MPFIPyS (the "Program").

TGS is making the necessary arrangements for the collection of amounts owed by NAFISA under the respective management contract for the works. In this sense, in December 2016, a meeting of VRD holders was held in order to analyze the proposal made by NAFISA for the cancellation of the outstanding receivables which, was resumed in January 2017. VRD holders resolved to instruct the Trustee to make partial payments to the extent that there is availability of funds in the Financial Trust of Obra Gasoducto Sur 2006-2008 ("Trust Agreement"), according to the priority order established in the Trust Agreement and their addenda. As of December 31, 2016, these securities were classified as "Other financial assets at amortized cost" in the Statement of Financial Position.

d)   Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, TGS is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

TGS may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s the prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, TGS will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

Once the period of the extension of the License expires, TGS will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

(i) that its bid in the New Bidding be computed at an equal and not lower price, than the appraisal value determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

(ii) to obtain the new License, without payment, in the event that any bid submitted in the new tender exceeds the appraised value;

(iii) to match the best bid submitted by third parties in the new Bidding, if it would be higher than its bid mentioned in (i),  paying the difference between both values to obtain the new License;

(iv) if the Licensee has participated in the New Bidding but is unwilling to match the best bid made by a third party, to receive the Appraisal Value as compensation for the transfer of the Essential Assets to the new licensee, any excess paid by the third party shall remain for the grantor.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

17.

COMMON STOCK AND DIVIDENDS

a)

Common stock structure and shares’ public offer

As of December 31, 2016 and 2015, TGS’ common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)

Limitation on the transfer of the TGS’ shares

TGS’ by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running TGS, requires the prior authorization of ENARGAS.

In case TGS wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

On July 22, 2016, Law No. 27,260 was enacted, which modifies the investments allowed to the fund managed by the Administración Nacional de la Seguridad Social. (“Fondo de Garantía de Sustentabilidad” or “FGS”), which as of December 31, 2016 held 183,618,632 shares class "B" of TGS. Thus, the FGS may invest in shares of national corporations - among others - whose public offering is authorized by the CNV and which are listed on markets authorized by the CNV. The FGS may invest between the 7% and the 50% of its total assets in these kind of investments. However, it stipulates that the transfer and / or any other act or action that limits, alters, deletes or modifies the destiny, ownership, dominion or nature of the shares of which the FGS is entitled, provided that it results in a less than the previously established FGS, without prior express authorization of the Argentine Congress, with the following exceptions:

•

Public takeover bids addressed to all holders of said assets and at a fair price authorized by the CNV, under the terms of Chapters II, III and IV of Title III of Law 26,831.

•

Exchange of shares for other shares of the same or another company in the framework of merger, excision or corporate reorganization processes.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

c)   Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of TGS’ net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, TGS is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 11 – “Covenants”).

Likewise, Resolution No. 31 of MINEM and Resolution No. 4054 limit the distribution and payment of dividends until ENARGAS verified compliance with the Investment Plan associated with the tariff increase established by Resolution 4054, which is scheduled to be finalized in the last quarter of 2017 due to the delay in the implementation of the tariff increase.

18.

LEGAL CLAIMS AND OTHER MATTERS

a)   Exemption of the sales of liquids in Turnover Tax

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires (“ARBA”) to exempt the sales of liquids from the turnover tax in its jurisdiction. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, TGS filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In this ruling, the Tax Court determined that the sale of ethane is exempt from the payment of the turnover tax, not being the case the sale of Propane and butane in the domestic market where they are not intended to be a raw material for an industrial activity.

For the previously mentioned, TGS filed an appeal in May 2007 before the Province of Buenos Aires Court to obtain the exemption alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. On December 14, 2014, the Company was notified of the sentence against its interests. On December 15, 2014, TGS filed an appeal against this sentence. This appeal was partially accepted in April 2016, as the Chamber of Appeals determined the exemption for the production of propane, butane, ethane and natural gasoline, but not for LPG.

Subsequently, TGS and ARBA filed an Extraordinary Appeal of Inapplicability of the law before the Supreme Court of Justice of the Province of Buenos Aires. As of the date of the issuance of these consolidated financial statements, a resolution is pending.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Court of this province in January 2009. On November 23, 2013 the Tax Court partially upheld TGS’s complaint, as of the date of issuance of these consolidated financial

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

statements, the settlement of the debt is pending of approval. On March 16, 2015, TGS proceeded to pay the sum of Ps. 3.3 million corresponding to the fiscal periods between August 2003 and December 2004 in accordance with ARBA's claims under the pending procedure.

On December 4, 2012, TGS was notified with a new formal assessment notice of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline. TGS unsuccessfully argued that the prescribed period was time limit. Subsequently, on August 5, 2015, the Court of First Instance upheld the time limit exception raised by TGS, which was appealed by ARBA. Currently, the record is for judgment by the Supreme Court of Justice of the Province of Buenos Aires.

As of December 31, 2016, TGS maintained no provision of for this concept because under the legal advisors opinion and given the recent decision of the Chamber of Appeals, TGS would not have to pay the tax.

As of December 31, 2015, TGS maintained a provision of Ps. 14.9 million.

b)    Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

The Company has interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. In this framework there have been initiated several lawsuits against TGS, which have adversely concluded by the Company. In this respect, after having paid the amounts claimed in previous years, the Company has begun a tax recovery appeal process to claim to the provinces of Santa Cruz and Tierra del Fuego a total amount of Ps. 8.4 million and Ps. 11.2 million, respectively.

In January 2016, the Company was notified of a new claim initiated by the Tax Bureau of the Province of Santa Cruz for fiscal periods May 2011 to July 2014 claiming for an amount of Ps. 5.0 million. In March 2016, the Company filed a reconsideration petition rejecting the request of the claimant, which was subsequently rejected. In April 2016, TGS filed a hierarchical appeal before the Ministry of Economy and Public Works, which was rejected. On May 24, 2016, Ps. 9.0 million were paid in concept of principal and interest. For the recovery of the amount paid, the Company did not submit a repetition appeal but instead, TGS requested the pass-through to the tariff.

On September 9, 2016, the Supreme Court of Justice of the Province of Tierra del Fuego rejected the recurring appeal initiated by TGS for the recovery of Ps. 11.2 million subscribed in 2013. Consequently, the administrative instance has been extinguished, so that the Company initiated before ENARGAS the corresponding administrative process for the transfer of said amount in order to maintain the tax neutrality guaranteed in the license.

On October 5, 2016, the Company proceeded to pay the settlement made for the period April 2013-June 2014 for the amount of Ps. 18.6 million (including fines and interest).

In 2016, new tax settlements were received by the Tax Bureau of the Province of Tierra del Fuego, which amounts to Ps. 34.9 million plus taxes. The Company presented the corresponding disclaimers which are still pending.

As of December 31, 2016 and 2015, the Company recorded a provision of Ps. 207.7 million and Ps. 127.8 million, respectively, in respect of this contingency under the line item "Provisions", which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavorable for the Company.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

c)

Action for annulment of the Resolutions

After the issuance of the Resolutions, TGS filed a judicial action before the National Court of First Instance in Federal Administrative Litigation No. 1 (the "Court") in order to obtain the declaration of nullity of the Decree and the Resolutions as well as the Unconstitutionality of the administrative acts that created the Charge. The probative stage of these proceedings was concluded and the allegations are currently being carried out.

On July 5, 2012, the Court issued in favor of TGS a precautionary measure by which the suspension of the Charge was ordered in the terms set forth in the Resolutions. This decision was appealed in different opportunities by the National Government, by virtue of which the dictating of the precautionary measure was limited to the validity of 6 months. However, at maturity, the Company is entitled to obtain a new precautionary measure for a similar period.

As a result, on September 20, 2016, a new extension of the precautionary measure was obtained (which prevents the National Government from claiming to TGS the payment of the amounts resulting from the new value of the Charge for the period between the November 2011 and March 2016), thus extending its validity until March 2017.

On the other hand, the National Court of Appeals in Contentious Administrative Dismissal rejected the extraordinary appeal filed by the National Government against the judgment of that court that confirmed the rejection made by the Court at the request of ENARGAS to declare abstract the legal action initiated by TGS in accordance with the precedent "Alliance" issued by the Supreme Court in December 2014.

TGS’s Management believes it has sufficient valid arguments to defend its position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until April 1° 2016, effective date of Resolution 28. In the event this injunction had not been obtained, the impact of the Resolutions for the year ended December 31, 2016 taking into account the possibility of carryforward of the charge to the sales price of the product, would have implied a net loss of Ps. 52.1 million. Meanwhile, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 601.6 million.

d)

Recovery action of VAT and income tax

On October 9, 2008, TGS signed the 2008 Transitional Agreement with ex UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010 the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any resignation to the Company´s right resulting from the Decree No. 1,918/09.

On May 24, 2013, TGS filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, TGS filed an appeal before the Federal Tax Bureau, which was not solved yet. As of the date of the issuance of these consolidated financial statements, the case is about to dictate sentence.

The total amount claimed by TGS amounted to Ps. 69.4 million plus compensatory interests. The outstanding balance of this credit has been valued at its amortized cost and it has been included in “Other non-current receivables.”

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

e)

Turnover tax withholding in the Province of Buenos Aires

The Company was notified by ARBA regarding the initiation of various determinative procedures in which TGS is claimed for a total of Ps. 4.9 million (without fine or interest) for the omission as agent of withholding and collection of the turnover tax corresponding to the period July 2009 - June 2011. Given this determination, the Company presented to ARBA various elements of evidence that allow reducing substantially the amount claimed. As of the date of issuance of these consolidated financial statements, the Tax Court has not resolved the issue.

At December 31, 2016, the Company recorded a provision for these items of Ps. 6.9 million recorded in "Provisions", determined based on the estimated tax and interest payable at that date, in the event that this claim is unfavorable to TGS

f)

Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2016 and 2015 the total amount of these provision amounted Ps. 6.5 million and Ps. 7.3 million, respectively.

g)

Environmental matters

The Company is subject to extensive environmental regulations in Argentina. TGS’ management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date. As of December 31, 2016 and 2015 the total amount of these provision amounted Ps. 0.1 million, respectively.

h)

Arbitral claim

On May 8, 2015, the Secretariat of the International Court of Arbitration of the International Chamber of Commerce notified TGS regarding the request for arbitration initiated by PAE and Pan American Sur SA (the "applicants") related to the execution of three natural gas processing contracts between the applicants and TGS (the “Agreements”). On April 4, 2016, the Company was notified of the beginning of the corresponding demand, which TGS was responded on August 17, 2016.

According to the demand, the applicants allege breach of contracts during the period between February 2006 and February 2016, that would have resulted in a lower allocation of the products obtained (the “Products”), which shortfall at December 31, 2016 is claimed to be equal to US$ 163 million, plus interest (the "Claim").

TGS considers that the Claim contains inconsistencies resulting from misinterpretations of the contractual provisions and an incorrect application of the mechanisms for calculating the allocation of the Products, and therefore the Company believes that the amount claimed is not supportable.

TGS, jointly with technical experts and its legal counsel, continue to review the Claim as it prepares to respond to the demand for arbitration.  Management believes that the Company has meritorious defenses to the Claim and intends to assert such defenses vigorously.

Given the present stage of the arbitration process, as of the date of issuance of these Financial Statements, TGS cannot predict the outcome of this proceeding.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

19.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Technical Assistance Agreement

Pampa Energía is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Pampa Energía is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In October 2014, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, beginning on December 28, 2014.

Commercial transactions

In the normal course of business, the Company holds with Petrolera Pampa SA and Pampa Energía, agreements to transfer natural gas and richness. The price, which is denominated in US dollars, is determined according to common practices.

In addition, in the normal course of business, TGS carries out liquid sales, natural gas transportation services and other services with its associated companies, Pampa Energía and related companies.

On November 1, 2016, Pampa Energía ceded to YPF the operation of the Río Neuquén area and related contracts, which until that date were exposed as transactions with related parties in the Other Services business segment.

Financial transactions

Loan agreement with Pampa Energía S.A.

On October 5, 2011, TGS granted a US$26 million loan to Pampa Energía S.A. Proceeds from the loan were used by Pampa Energía to exercise the option contained in the "Call Option Agreement". Additionally, to guarantee compliance with its obligations, Pampa Energy S.A. created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against Argentine Government acquired upon exercise of the option mentioned above. For more information, see Note 16.a.

After several extensions of the maturity, on May 7, 2013, the Board of Directors approved the amendments of certain terms and conditions of the loan granted to Pampa Energía S.A., among others:

i)

Extended the expiration date until October 6, 2014, with option of an automatic renewal for one additional period of one year. For this reason, the expiration date was October 6, 2015.

ii)

Previous to the expiration date, the loan should have been paid or prepaid compulsorily by the assignment of rights and obligations to TGS of all assigned to Pampa Energía S.A., mentioned in Note 16.a, Ponderosa Assets LP and Enron Creditors Recovery Corp against Argentina in the event that, on or before the due date: (a) the 20% effective increase on the tariff schedule has been granted to TGS, under the provisions of the Transitional Agreement approved by Presidential Decree No. 1918/09 or (b) it has been granted to TGS: (x) the tariff adjustment as provided by the Adjustment Agreement initialed by TGS approved by the Board of Directors Meeting held on October 5, 2011, or (y) any other compensatory arrangements implemented by any mechanism or system of tariff revision in the future to replace those currently in force under the Public Emergency Law with an equivalent economic effect on TGS.

iii)

The applicable interest rate was equivalent to 6.8% annual plus VAT.

After verifying compliance with clause ii) mentioned above, on September 30, 2015, the Board of Directors of the Company approved the acquisition of the Rights of the arbitration proceedings. For

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

further information, see Note 16.a "Regulatory Framework - General framework of the regulated segment. - Acquisition of the Rights of Arbitration Proceedings"

The evolution of this loan was as follows:

Financial leasing with Pampa Energía

As mentioned in Note 12 to these Consolidated Financial Statements, on August 11, 2016, the Company entered into a financial lease agreement with Pampa Energía. The outstanding balance of debt cancellation as of December 31, 2016, amounts to Ps. 848,181.

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2016 and 2015 were Ps. 39,409 and Ps. 27,280, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2016 and 2015 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The detail of significant transactions with related parties for the years ended December 31, 2016 and 2015 is as follows:

Year ended December 31, 2016:

Year ended December 31, 2015:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

20.   CONTRACTUAL OBLIGATIONS

As of December 31, 2016, the Company had the following contractual commitments:

(a)

Contractual Commitments

Almost all  the financial indebtedness of TGS and the totality of the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2016 (US$ 1.00 = Ps. 15.89). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate.

(b)

Guarantees granted and goods of restricted availability

The Company has not granted any additional guarantees other than those set out in the remaining notes.

Regarding the existence of restricted assets, as mentioned in Note 16.b, on October 5, 2016, TGS received BONAR 2020 for an original face value of US $ 8,030,650.92 in compensation for the cancellation due on December 31, 2015 corresponding to the Propane for Networks Agreement.

Decree No. 704/2015 establishes a restriction on the transferability of such bonds to third parties until December 31, 2017. This restriction implies that up to 3% of the bonds received may be sold on a monthly basis, that amount cannot be exceeding 12% of this total amount (since the percentage is cumulative in case the allowed 3% is not sold in other month). In addition, a monthly information regime is stipulated.

In case of non-compliance with this reporting obligation, a fine of up to 1% of the market value of the bond balance will be applied. In case of breach with the limit of bonds that can be sold, the fine will be up to 10% of the market value of the bonds received. As of the date of issuance of these Consolidated Financial Statements, TGS is complying with all the commitments assumed.

21.   SUBSIDIARY AND ASSOCIATES

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

EGS (in liquidation):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013, the sale of all the fixed assets of EGS to TGS for an amount of $ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Extraordinary Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

On October 13, 2016, the liquidator of EGS resolved the distribution of a dividend in kind of Ps. 4,673 through the partial transfer of the credit that EGS has with TGS as a result of the sale of the Connection Gas Pipeline, which was implemented through TGS and TGU Assignment Agreements, which had full effects on November 4, 2016.

22.   SUBSEQUENT EVENTS

The financial statements were authorized for issuance by the Board of Directors on March 7, 2017.

There are no subsequent events between the closing date of the annual period and the approval (issuance) of these financial statements, except for:

Collection of Polisur sinister

On November 3, 2015, Polisur (the only customer to whom ethane is sold) suffered a sinister at its plant located in the petrochemical complex of Bahia Blanca, Buenos Aires Province, which brought operational and commercial limitations for the processing of ethane delivered by TGS, affecting the income of the Company.

For this reason, TGS initiated proceedings with its insurance company in order to claim, under the coverage of loss of contingent benefit provided in the policies of all operational risk, the corresponding compensation for the economic loss derived from said circumstance. Finally, in January 2017, this claim was accepted by the insurer company, and the compensation was settled for a total amount of US$ 6.9 million on January 31, 2017.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

23.  INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 of the CNV, TGS informs that by March 7, 2017, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 2396 Amancio Alcorta Ave. in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

          Gustavo Mariani

Board of Directors’ Chairman

Free translation from the original prepared in Spanish for publication in Argentina

Independent Auditor’s Report

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Introduction

We have audited the accompanying consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiary, which comprise the consolidated statement of financial position as at December 31, 2016, and the consolidated statements of comprehensive income, of changes in equity and of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

The balances and other information corresponding to the fiscal year 2015 are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of the Board of Directors

The Company's Board of Directors is responsible for the preparation and presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”), and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations. Also, the Company’s Board of Directors is responsible for the existence of internal control that it deems necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (ISAs) as issued by the International Auditing and Assurance Standards Board (IAASB) and adopted by the FACPCE through Technical Resolution N° 32 and its pertinent Adoption Memoranda. Those standards require that we comply with the ethics requirements, as well as plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in the consolidated financial statements due to fraud or error. In making those risk assessments, the auditor should take into account the internal control relevant to the preparation and fair presentation of the Company’s consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by the Company’s management, as well as evaluating the overall presentation of the consolidated financial statements as a whole.

Free translation from the original prepared in Spanish for publication in Argentina

We believe that the evidence we have obtained provides a sufficient and appropriate basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Transportadora de Gas del Sur S.A. and its subsidiary as at December 31, 2016, and its consolidated statement of comprehensive income and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs).

Report about the compliance with current regulations

a)

the consolidated financial statements of Transportadora de Gas del Sur S.A. are transcribed into the “Inventory and Balance Sheet” book and as regards those matters that are within our competence, they are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)

the consolidated financial statements of Transportadora de Gas del Sur S.A. arise from accounting records kept in all formal respects in conformity with legal regulations, which maintain the conditions of security and integrity based on which they were authorized by the National Securities Commission;

c)

we have read the summary of activity, as regards those matters that are within our competence, we have no observations to make;

d)

at December 31, 2016 the debt accrued by Transportadora de Gas del Sur S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $24.925.186, none of which was claimable at that date.

e)

As required by the National Securities Commission’s Rules, we report that total audit and related services fees billed to the Company during the fiscal year ended December 31, 2016 represent:

 e.1)  100% of the total fees for services billed to the Company for all items during that fiscal year;

e.2)  13,3% of the total audit and related services fees billed to the Company, its parent companies, subsidiaries and related companies during that year;

e.3) 11% of the total fees for services billed to the Company, its parent companies, subsidiaries and related companies for all items during that year;

f)

We have applied money laundering abatement and anti-terrorist financing procedures foreseen in the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

City of Buenos Aires, March 7, 2017.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Alejandro P. Frechou

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice President

Date: March 31, 2017

Footnotes

1() Not covered by the independent auditor report, except for items 11.4, 11.5 and 11.7.